


03022609

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jinhui Holdings Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 3765 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE : 6/9/03



JINHUI HOLDINGS COMPANY LIMITED

82-3765



ANNUAL 2002


SEC MAIL PROCESSING
RECEIVED
JUN 0 4 2003
WASH. D.C.
152
SECTION

# Contents

# Corporate Information

## EXECUTIVE DIRECTORS

Ng Siu Fai, *Chairman and Managing Director*
Ng Kam Wah Thomas
Ng Ki Hung Frankie
Ho Kin Lung
Ho Suk Lin

## NON-EXECUTIVE DIRECTORS

So Wing Hung Peter
Cui Jian Hua
Tsui Che Yin Frank

## COMPANY SECRETARY

Ho Suk Lin

## PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
Citibank N.A.
Deutsche Schiffsbank Aktiengesellschaft
DVB NedshipBank
The Hongkong and Shanghai Banking Corporation Limited

## AUDITORS

Moores Rowland

## SHARE REGISTRARS

Standard Registrars Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong

## REGISTERED OFFICE

26th Floor
Yardley Commercial Building
1-6 Connaught Road West
Hong Kong

## WEBSITE

www.jinhuiship.com

## CONTACTS

| | |
|---|---|
| Tel: | (852) 2545 0951 |
| Fax: | (852) 2541 9794 |
| E-mail: | info@jinhuiship.com |

## RESULTS

The consolidated turnover of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002 amounted to HK$756,179,000, representing a decrease of 13% from the consolidated turnover of HK$864,485,000 for 2001. The Group's consolidated net loss for the year was HK$62,339,000 as compared with a net loss of HK$18,456,000 for last year. The basic loss per share for the year was HK11.85 cents as compared with basic loss per share of HK3.51 cents for 2001.

The year 2002 was a difficult year for the Group in the overall bearish economic conditions. Though the freight rates picked up especially during the last quarter, the prolonged high operation costs greatly affected the shipping industry. During the year, the overall performance of the Group was also adversely affected by a provision for a claim receivable and exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and weakening of United States Dollars.

## DIVIDENDS

The board of directors (the "Board") has resolved not to recommend the payment of any final dividend for the year (2001: Nil). As interim dividend has also not been declared in the year (2001: Nil), there will be no dividend distribution for the whole year of 2002 (2001: Nil).

## BUSINESS REVIEW

**Chartering freight and hire.** The start of the year was gloomy with freight rates staying low while the costs seemed inexorably to rise. During the year, the global economy still underwent slow recovery but the freight rates picked up due to strong demands. The Baltic Dry Index opened at 876, increased steadily to above 1,000 during mid of the year and then rose impressively since September 2002 to end the year at 1,738.

BALTIC DRY INDEX


2,000
1,500
1,000
500
Jan 1998
Apr
Jul
Oct
Jan 1999
Apr
Jul
Oct
Jan 2000
Apr
Jul
Oct
Jan 2001
Apr
Jul
Oct
Jan 2002
Apr
Jul
Oct
Jan 2003

## BUSINESS REVIEW *(Continued)*

The increase in freight rates has a positive impact on the Group's chartering activities but the operating costs such as fuel costs and maintenance expenses still remained high throughout the year. The chartering turnover was HK$543,641,000 for the year, representing a decrease of 11% as compared to that of last year. The Group's shipping business ran at a loss of HK$3,220,000 for the year whereas a profit of HK$9,804,000 was reported last year.

Meanwhile, the Group remains its strategy of expanding well-equipped vessels. During the year, three motor vessels namely "Jin Tai", "Jin Kang" and "Jin Ping" were delivered respectively in January, March and September 2002 as scheduled. On the other hand, the Group entered into agreements during the year to dispose two 1985 built motor vessels "Jin Yi" and "Jin Sheng" which were delivered to the buyers respectively in mid November 2002 and mid January 2003.

**Trading.** Affected by the downturn of the economy, the turnover for the Group's trading business, mainly of industrial chemical products, was HK$209,098,000 for the year, representing a decrease of 16% as compared to that of last year. The Group's trading business recorded an operating profit of HK$5,152,000 for the year as compared to the operating profit of HK$10,333,000 for 2001.

**Investments in China.** The operating results of the Group's investments in China improved from a loss of HK$3,240,000 for 2001 to a profit of HK$4,854,000 for the year. It was partly attributable to a gain on termination of the investment in toll road located in Zhongshan, the People's Republic of China, upon receipt of an amount of approximately HK$15,600,000, that is, the original cost of the investment.

**Other operations.** The Group's other operations recorded an operating loss of HK$96,076,000 for the year. It was partly attributable to a provision of HK$30,200,000 made for a claim receivable from China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002. This claim receivable was transacted in 2000 whereby CNMG agreed to, inter alia, make certain cash payments (which amounted in aggregate to approximately HK$57 million) by instalments in full and final settlement of the claims against various defendants in the proceedings for specific performance and damages in relation to, inter alia, the failure of certain defendants to subscribe shares in Jinhui Shipping and Transportation Limited, an approximately 50.9% owned subsidiary of the Company. During the year, the Group also suffered from the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars. Contrary to year 2002, the Group's other operations for 2001 recorded a profit of HK$40,276,000 mainly derived from the exchange gain as a result of the weakening of Japanese Yen. The Group has foreign currency exposures in Japanese Yen mainly derived from the borrowings in Japanese Yen to finance the payments for the deliveries of newbuildings of motor vessels in recent years.

## FINANCIAL REVIEW

**Liquidity, financial resources and capital structure.** The deliveries of the three dry bulk vessels, namely "Jin Tai", "Jin Kang" and "Jin Ping" during the year were mainly funded by bank loans. As a result, the Group's bank borrowings increased to HK$790,310,000 as at 31 December 2002 (2001: HK$540,148,000), of which 13%, 8%, 24% and 55% are repayable respectively within one year, one to two years, two to five years and over five years. All borrowing facilities were committed on a floating rate basis and were denominated mainly in United States Dollars and Japanese Yen. The total of the Group's pledged deposits, bank balances and cash decreased to HK$116,444,000 as at 31 December 2002 (2001: HK$214,995,000). The gearing ratio, as calculated on the basis of total borrowings over shareholders' equity, increased to 177% as at 31 December 2002 (2001: 106%). Should market conditions require, the Group would consider appropriate foreign exchange and interest rate hedging products to mitigate the Group's exposure.

**Pledge of assets.** As at 31 December 2002, the Group's fixed assets of HK$1,154,813,000 (2001: HK$891,533,000), short-term investments of HK$21,399,000 (2001: HK$19,000,000), deposits of HK$30,470,000 (2001: HK$7,369,000) and shares of several ship owning companies were pledged together with the assignment of chartering income of these ship owning companies to secure credit facilities utilized by the Group.

**Capital expenditures and commitments.** Out of the Group's capital expenditures totalling HK$408,736,000 for the year (2001: HK$319,992,000), approximately HK$407,558,000 (2001: HK$314,179,000) were spent on the constructions of the Group's owned vessels.

As at 31 December 2002, the Group had no material capital expenditure commitment. As at 31 December 2001, there were outstanding capital commitments relating to the newbuildings of three dry bulk vessels at a total purchase price of approximately HK$494,910,000 and the total amount contracted but not provided for, net of deposits paid, was approximately HK$395,226,000.

**Contingent liabilities.** Except for certain guarantees amounting to HK$293,000 as at 31 December 2002 (2001: HK$486,000) granted by the Group to third parties in their ordinary course of businesses, the Group had no other contingent liabilities.

## EMPLOYEES

As at 31 December 2002, the Group had approximately 140 full-time employees and 289 crew (2001: 130 full-time employees and 237 crew). The Group remunerates its employees in accordance with their performances, experiences and prevailing market practices and provides them with usual fringe benefits. The Group has not adopted any share option scheme during the year.





## PROPOSED SHARE CONSOLIDATION

The Board intends to effect a consolidation (the "Share Consolidation") of every 10 issued and unissued existing shares of HK$0.10 each in the capital of the Company into 1 consolidated share of HK$1.00 each. The Board believes that the proposed Share Consolidation is beneficial to the Company and its shareholders as a whole. The forthcoming annual general meeting of the Company will be convened to approve resolutions including an ordinary resolution regarding the proposed Share Consolidation. A circular containing further information on the proposed Share Consolidation and a notice of the forthcoming annual general meeting will be despatched to the shareholders of the Company together with the annual report.

## OUTLOOK

The middle east war and threats from terrorists have enormous influences on the economic activities; the fundamentals of the global economy do not look promising. Although the shipping market has enjoyed greatly improved rates over the past few months, the outlook for the near future is full of uncertainty and volatility. In particular, the rise in oil prices is a concern for the shipping industry as well as other industries. A regain of business confidence and an improvement in the health of the global economy would be the main driving forces in the long run. While focusing on the core shipping business, the Group will continue taking efforts to improve efficiency, reduce the operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

## APPRECIATION

I would like to take this opportunity to express my gratitude to my colleagues on the Board for their valuable contribution and to the staff for their hard work, commitment and dedication throughout the year.

By Order of the Board
**Ng Siu Fai**
*Chairman*

Hong Kong, 9 April 2003

# Financial Highlights

## FIVE-YEAR FINANCIAL SUMMARY

| | **2002** | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| | ***HK$'000*** | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Fixed assets | **1,387,830** | 1,112,779 | 908,476 | 769,413 | 755,757 |
| Intangible asset | **134** | 148 | 163 | 173 | 183 |
| Interests in associates | **(28)** | (28) | (1,402) | 344 | 1,561 |
| Other investments | **40,320** | 54,151 | 69,209 | 96,826 | 194,382 |
| Other non-current assets | **26,188** | 3,626 | 47,346 | 11,765 | – |
| Current assets | **272,794** | 425,192 | 407,569 | 469,006 | 532,925 |
| Current liabilities | **(240,180)** | (266,545) | (252,243) | (220,843) | (243,055) |
| Non-current liabilities | **(690,665)** | (426,844) | (267,964) | (92,756) | (125,908) |
| Minority interests | **(349,218)** | (392,969) | (383,200) | (437,312) | (476,043) |
| Net assets | **447,175** | 509,510 | 527,954 | 596,616 | 639,802 |
| Issued capital | **52,624** | 52,624 | 52,624 | 52,624 | 52,624 |
| Reserves | **394,551** | 456,886 | 475,330 | 543,992 | 587,178 |
| | **447,175** | 509,510 | 527,954 | 596,616 | 639,802 |
| Turnover | **756,179** | 864,485 | 699,458 | 731,589 | 1,024,529 |
| (Loss) Profit from operations | **(89,290)** | 57,173 | 66,831 | (79,888) | (157,420) |
| Provision for impairment loss of fixed assets | **–** | (56,597) | (157,579) | – | – |
| Provision for impairment loss of goodwill | **–** | – | – | (50,886) | – |
| Share of results of associates | **–** | (133) | 141 | (139) | (398) |
| Interest income | **6,113** | 18,147 | 28,223 | 21,177 | 27,706 |
| Interest expenses | **(22,250)** | (24,454) | (17,431) | (16,393) | (25,635) |
| Loss before taxation | **(105,427)** | (5,864) | (79,815) | (126,129) | (155,747) |
| Taxation | **(667)** | (325) | (503) | (318) | (39) |
| Loss from ordinary activities after taxation | **(106,094)** | (6,189) | (80,318) | (126,447) | (155,786) |
| Minority interests | **43,755** | (12,267) | 51,595 | 29,348 | 44,125 |
| Net loss for the year | **(62,339)** | (18,456) | (28,723) | (97,099) | (111,661) |
| Basic loss per share *(HK cents)* | **(11.85)** | (3.51) | (5.46) | (18.45) | (21.21) |

# Directors' Report

The directors submit herewith their annual report and the audited financial statements of the Group for the year ended 31 December 2002.

## PRINCIPAL ACTIVITIES AND ANALYSIS OF OPERATIONS

The Company is an investment holding company. The subsidiaries are principally engaged in the businesses of ship chartering, ship owning, trading, transportation and warehousing.

Segmental information of the Group for the year ended 31 December 2002 is set out in note 28 to the financial statements.

## RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2002 are set out in the consolidated income statement on page 15.

The Board does not recommend the payment of a dividend (2001: Nil).

## FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 7.

## FIXED ASSETS

Details of movements in fixed assets of the Group during the year are set out in note 11 to the financial statements.

## SUBSIDIARIES

Particulars of the Company's principal subsidiaries are set out in note 35 to the financial statements.

## SECURED BANK LOANS AND OVERDRAFTS

Details of the secured bank loans and overdrafts of the Company and the Group at balance sheet date are set out in note 21 to the financial statements.

## RESERVES

Details of the movements in reserves of the Company and the Group during the year are set out in note 23 to the financial statements.

## MAJOR CUSTOMERS AND SUPPLIERS

Turnover attributable to the largest and the five largest customers accounted for approximately 7% and 28% respectively of the total turnover of the Group for the year.

Purchases attributable to the largest and the five largest suppliers accounted for approximately 21% and 54% respectively of the total purchases of the Group for the year.

None of the directors, their associates or any shareholders which to the best knowledge of the directors own more than 5% of the Company's share capital had interest in any of the five largest customers or the five largest suppliers.

## CHARITABLE DONATIONS

Donations made by the Group during the year amounted to HK$72,000.

## DIRECTORS

The directors who held office during the year and up to the date of this report were:

| | |
|---|---|
| *Executive Directors:* | Mr. Ng Siu Fai<br>Mr. Ng Kam Wah Thomas<br>Mr. Ng Ki Hung Frankie<br>Mr. Ho Kin Lung<br>Ms. Ho Suk Lin |
| *Non-executive Directors:* | Mr. So Wing Hung Peter<br>Mr. Cui Jian Hua<br>Mr. Tsui Che Yin Frank |

In accordance with the Company's Articles of Association, Mr. Tsui Che Yin Frank will retire from office at the forthcoming Annual General Meeting and, being eligible, will offer himself for re-election.

None of the directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.





## BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

**Mr. Ng Siu Fai,** *Chairman and Managing Director*
Aged 46. Appointed as a director of the Company in 1991 and the chairman of Jinhui Shipping and Transportation Limited ("Jinhui Shipping"), an approximately 50.9% owned subsidiary of the Company and with its shares listed on the Oslo Stock Exchange, in 1994. As one of the two original founders of the Group in 1987, his responsibility is to formulate strategic planning for the Group as well as oversee all aspects of the Group's operations. Mr. Ng has more than 20 years of experience in the shipping industry, of which over 10 years are in business management and China trade.

Mr. Ng is a brother of Messrs. Ng Kam Wah Thomas and Ng Ki Hung Frankie, both are directors of the Company (as disclosed hereinafter).

**Mr. Ng Kam Wah Thomas,** *Executive Director*
Aged 40. Appointed as a director of the Company in 1991 and the managing director of Jinhui Shipping in 1994. Mr. Ng is the other founder of the Group in 1987 and is responsible for the overall responsibility of Jinhui Shipping with particular emphasis in chartering. Mr. Ng holds a bachelor's degree in arts from the University of Guelph in Canada and a diploma in management studies, specializing in shipping, from the Plymouth Polytechnic in the United Kingdom.

**Mr. Ng Ki Hung Frankie,** *Executive Director*
Aged 49. Appointed as a director of the Company in 1991 and a director of Jinhui Shipping in 1994. Mr. Ng is responsible for the Group's investments in China as well as lighterage and feeder services. Mr. Ng has more than 20 years of working experience in the shipping industry particularly in areas of agency shipping, lighterage and feeder services between Hong Kong and China.

**Mr. Ho Kin Lung,** *Executive Director*
Aged 57. Joined the Group in 1987 and was appointed as a director of the Company in 1991. Mr. Ho is responsible for the ship management department. He has more than 20 years of working experience in shipping industry.

**Ms. Ho Suk Lin,** *Executive Director and Company Secretary*
Aged 39. Appointed as the company secretary of the Company in 1991, a director of the Company in 1993 and a director and the company secretary of Jinhui Shipping in 1994. Ms. Ho is responsible for the Group's financial controls and secretarial matters. Ms. Ho has over 17 years of working experience in finance and management. Prior to joining the Group in 1991, she worked in an international accounting firm. Ms. Ho is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants.

## BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(Continued)*

**Mr. So Wing Hung Peter,** *Non-executive Director*
Aged 50. Appointed as a director of the Company and Jinhui Shipping in 1994. Mr. So has extensive experience in international finance gained from his senior management positions in major international banks and financial institutions in Hong Kong and London. He is currently an executive director and chief operating officer of Pacific Century Insurance Limited (Hong Kong listed) as well as a director of various other companies listed in Hong Kong and London. Mr. So is an associate member of the Chartered Institute of Management Accountants and the Institute of Financial Services.

**Mr. Cui Jian Hua,** *Independent Non-executive Director*
Aged 48. Appointed as an independent non-executive director of the Company in 1993. Mr. Cui has extensive experience gained from his management positions in various China related entities. He is currently the managing director of Poco International Company Limited and R.M.H. Limited. Mr. Cui holds a Master of Arts degree from McMaster University, Canada.

**Mr. Tsui Che Yin Frank,** *Independent Non-executive Director*
Aged 45. Appointed as an independent non-executive director of the Company in 1994. Mr. Tsui has extensive experience in direct investment and merchant banking with key management responsibilities for investments and operations in China. He is currently an executive director of Melco International Development Limited (Hong Kong listed) as well as a director of various other listed companies in Hong Kong. Mr. Tsui holds a Master of Business Administration degree from the Chinese University of Hong Kong and a law degree from the University of London. Mr. Tsui is a member of the Certified General Accountants' Association of Canada and the Hong Kong Securities Institute.

## DIRECTORS' INTERESTS IN CONTRACTS

Other than as disclosed in note 31 to the financial statements, no other contracts of significance to which the Company, its holding company, a fellow subsidiary or a subsidiary was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.





## DIRECTORS' INTERESTS IN SHARES AND RIGHTS TO ACQUIRE SHARES

At balance sheet date, the directors had the following interests in the share capital of the Company and its associated corporations which is required to be recorded in the Register of Directors' Interests pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies:

| Name | Type of Interests | The Company No. of shares | Jinhui Shipping No. of shares |
|---|---|---|---|
| Mr. Ng Siu Fai | Interests other than personal, family and corporation | *Note* | *Note* |
| Mr. Ng Kam Wah Thomas | Interests other than personal, family and corporation | *Note* | *Note* |
| Mr. Ng Ki Hung Frankie | Interests other than personal, family and corporation | *Note* | *Note* |
| Mr. So Wing Hung Peter | Family interests | 2,500,000 | 15,000 |

*Note: Lorimer Limited, in its capacity as trustee of the Ng Hing Po 1991 Trust, is the legal owner of the entire issued share capital of Fairline Consultants Limited which is the legal and beneficial owner of 303,856,282 shares of the Company and 494,049 shares of Jinhui Shipping at balance sheet date. The Ng Hing Po 1991 Trust is a discretionary trust, the eligible beneficiaries of which include members of the Ng family. Both Messrs. Ng Siu Fai and Ng Kam Wah Thomas are directors of Fairline Consultants Limited.*

Save as disclosed herein, none of the directors or their associates had any interest either beneficially or non-beneficially in any shares of the Company, its holding company or any of its subsidiaries and associated corporations within the meaning of the SDI Ordinance at balance sheet date and at no time during the year was the Company, its holding company or any of its subsidiaries a party to any arrangements to enable the directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

## SUBSTANTIAL SHAREHOLDERS

According to the register of substantial shareholders maintained under section 16(1) of the SDI Ordinance, at balance sheet date the following shareholder had an interest representing 10% or more of the issued share capital of the Company:

| **Name of shareholder** | **No. of shares in the Company** |
|---|---|
| Fairline Consultants Limited | 303,856,282 |

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the year.

## AUDIT COMMITTEE

The Audit Committee has been established since 1998. The Committee meets regularly with the senior management and the Company's auditors to review the accounting principles and practices adopted by the Group and to discuss auditing, internal control and financial reporting matters. The members of the Committee are Messrs. So Wing Hung Peter, Cui Jian Hua and Tsui Che Yin Frank, all of whom are non-executive directors of the Company.

## CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the forthcoming Annual General Meeting of the Company in accordance with the Company's Articles of Association.

## AUDITORS

A resolution will be submitted to the forthcoming Annual General Meeting to re-appoint the Messrs. Moores Rowland, *Chartered Accountants, Certified Public Accountants* as auditors.

On behalf of the Board
**Ng Kam Wah Thomas**
*Executive Director*

Hong Kong, 9 April 2003






mri
Moores Rowland

To the members
**Jinhui Holdings Company Limited**
*(incorporated in Hong Kong with limited liability)*

We have audited the financial statements on pages 15 to 54 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

**Respective responsibilities of directors and auditors**
The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

**Basis of opinion**
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion**
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

**Moores Rowland**
*Chartered Accountants*
*Certified Public Accountants*

Hong Kong, 9 April 2003

# Consolidated Income Statement

*Year ended 31 December 2002*

| | Note | 2002 HK$'000 | 2001 HK$'000 |
|---|---|---|---|
| **Turnover** | 2 | **756,179** | 864,485 |
| Other operating income | | **54,859** | 75,002 |
| Voyage related expenses | | **(470,012)** | (543,463) |
| Cost of trading goods sold | | **(180,815)** | (226,270) |
| Staff costs | | **(34,235)** | (39,453) |
| Other operating expenses | | **(61,890)** | (70,342) |
| Other net (expenses) income | | **(85,173)** | 53,841 |
| Depreciation and amortization | | **(68,203)** | (56,627) |
| **(Loss) Profit from operations** | 3 | **(89,290)** | 57,173 |
| Provision for impairment loss of fixed assets | | **–** | (56,597) |
| Share of results of associates | | **–** | (133) |
| Interest income | | **6,113** | 18,147 |
| Interest expenses | 4 | **(22,250)** | (24,454) |
| **Loss before taxation** | | **(105,427)** | (5,864) |
| Taxation | 7 | **(667)** | (325) |
| **Loss from ordinary activities after taxation** | | **(106,094)** | (6,189) |
| Minority interests | | **43,755** | (12,267) |
| **Net loss for the year** | 8 | **(62,339)** | (18,456) |
| **Basic loss per share *(HK cents)*** | 10 | **(11.85)** | (3.51) |

# Balance Sheets

*At 31 December 2002*

| | Note | Group | | Company | |
|---|---|---|---|---|---|
| | | **2002** | 2001 | **2002** | 2001 |
| | | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| **ASSETS AND LIABILITIES** | | | | | |
| **Non-current assets** | | | | | |
| Fixed assets | *11* | **1,387,830** | 1,112,779 | **–** | – |
| Intangible asset | *12* | **134** | 148 | **–** | – |
| Interests in subsidiaries | *13* | **–** | – | **501,331** | 520,539 |
| Interests in associates | *14* | **(28)** | (28) | **–** | – |
| Other investments | *15* | **40,320** | 54,151 | **5,000** | 5,000 |
| Other non-current assets | *16* | **26,188** | 3,626 | **–** | – |
| | | **1,454,444** | 1,170,676 | **506,331** | 525,539 |
| **Current assets** | | | | | |
| Inventories | *17* | **31,107** | 20,687 | **–** | – |
| Short-term investments | *18* | **31,376** | 29,394 | **4,684** | 1,735 |
| Trade receivables | *19* | **67,012** | 78,296 | **–** | – |
| Prepayments, deposits and other receivables | | **26,855** | 81,820 | **166** | 289 |
| Pledged deposits | *26(b)* | **30,470** | 7,369 | **–** | – |
| Bank balances and cash | | **85,974** | 207,626 | **515** | 708 |
| | | **272,794** | 425,192 | **5,365** | 2,732 |
| **Current liabilities** | | | | | |
| Trade payables | *20* | **57,104** | 68,553 | **–** | – |
| Accrued charges and other payables | | **82,966** | 84,301 | **3,251** | 517 |
| Taxation | | **465** | 387 | **–** | – |
| Secured bank loans | *21* | **62,538** | 65,785 | **–** | – |
| Secured bank overdrafts | *21* | **37,107** | 47,519 | **15,354** | 7,474 |
| | | **240,180** | 266,545 | **18,605** | 7,991 |
| **Net current assets (liabilities)** | | **32,614** | 158,647 | **(13,240)** | (5,259) |
| **Total assets less current liabilities** | | **1,487,058** | 1,329,323 | **493,091** | 520,280 |
| **Non-current liabilities** | | | | | |
| Secured bank loans | *21* | **690,665** | 426,844 | **–** | – |
| **Minority interests** | | **349,218** | 392,969 | **–** | – |
| **Net assets** | | **447,175** | 509,510 | **493,091** | 520,280 |

# Balance Sheets

*At 31 December 2002*

| | | Group | | Company | |
|---|---|---|---|---|---|
| | Note | **2002**<br>***HK$'000*** | 2001<br>*HK$'000* | **2002**<br>***HK$'000*** | 2001<br>*HK$'000* |
| **CAPITAL AND RESERVES** | | | | | |
| Issued capital | *22* | **52,624** | 52,624 | **52,624** | 52,624 |
| Reserves | *23* | **394,551** | 456,886 | **440,467** | 467,656 |
| | | **447,175** | 509,510 | **493,091** | 520,280 |

Approved and authorized for issue by the Board of Directors on 9 April 2003

**Ng Siu Fai**
*Chairman and Managing Director*

**Ng Kam Wah Thomas**
*Executive Director*





# Statements of Changes in Equity

*Year ended 31 December 2002*

| **Group** | **2002**<br>***HK$'000*** | 2001<br>*HK$'000* |
|---|---|---|
| Shareholders' equity at 1 January | **509,510** | 527,954 |
| Exchange reserve arising on consolidation | **4** | 6 |
| Release on disposal of an associate | **–** | 6 |
| Net gains not recognized in the income statement | **4** | 12 |
| Net loss for the year | **(62,339)** | (18,456) |
| **Shareholders' equity at 31 December** | **447,175** | 509,510 |

| **Company** | | |
|---|---|---|
| Shareholders' equity at 1 January | **520,280** | 557,565 |
| Net loss for the year | **(27,189)** | (37,285) |
| **Shareholders' equity at 31 December** | **493,091** | 520,280 |

# Consolidated Cash Flow Statement

*Year ended 31 December 2002*

| | Note | **2002** | 2001 |
|---|---|---|---|
| | | ***HK$'000*** | *HK$'000* |
| **OPERATING ACTIVITIES** | | | |
| Cash generated from operations | *24(a)* | **20,257** | 173,347 |
| Interest paid | | **(22,127)** | (26,388) |
| Hong Kong Profits Tax paid | | **(589)** | (455) |
| **Net cash (used in) generated from operating activities** | | **(2,459)** | 146,504 |
| **INVESTING ACTIVITIES** | | | |
| Purchase of fixed assets | | **(408,736)** | (319,992) |
| Proceeds from disposal of fixed assets, other than investment properties | | **43,725** | 929 |
| Proceeds from disposal of an investment property | | **4,840** | 1,415 |
| Proceeds from termination of investment in toll road | | **13,650** | – |
| Proceeds from disposal of a subsidiary | *24(b)* | **1,000** | – |
| Interest received | | **6,313** | 20,106 |
| Net amount of loan advanced | | **(866)** | – |
| Dividend and investment income received, including toll income received | | **14,797** | 9,374 |
| Net borrowings to associates | | **–** | (43) |
| **Net cash used in investing activities** | | **(325,277)** | (288,211) |
| **FINANCING ACTIVITIES** | | | |
| New bank loans | | **343,161** | 270,292 |
| Repayment of bank loans | | **(103,564)** | (58,967) |
| (Increase) Decrease in pledged deposits | | **(23,101)** | 40,473 |
| Dividend paid to minority shareholders | | **–** | (2,500) |
| **Net cash generated from financing activities** | | **216,496** | 249,298 |
| **Net (decrease) increase in cash and cash equivalents** | | **(111,240)** | 107,591 |
| **Cash and cash equivalents at 1 January** | | **160,107** | 52,516 |
| **Cash and cash equivalents at 31 December** | *24(c)* | **48,867** | 160,107 |

## 1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

**Impact of new and revised Statements of Standard Accounting Practice ("SSAPs")**

The Group has adopted the new and revised SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002. The new and revised SSAPs having significant effects on the Group are:

| | |
|---|---|
| SSAP 1 (revised) | Presentation of financial statements |
| SSAP 11 (revised) | Foreign currency translation |
| SSAP 15 (revised) | Cash flow statements |
| SSAP 34 | Employee benefits |

*Presentation of financial statements*

The principal impact of the revision to this SSAP is that the Group is required to prepare a statement of changes in equity instead of a consolidated statement of recognized gains and losses and reconciliation of movements in consolidated shareholders' funds.

*Foreign currency translation*

The principal impact of the revision to this SSAP is that the income statements of overseas subsidiaries are translated at average rates for the year, rather than translated at the applicable rates of exchange ruling at the balance sheet date. In previous years, the income statements of overseas subsidiaries were translated at the applicable rates of exchange ruling at balance sheet date. The change in the treatment of such items in the current year has, however, had no significant effect on these financial statements.

*Cash flow statements*

This revised SSAP requires classifying cash flows during the year into operating, investing and financing activities when preparing the cash flow statement. Cash flows arising from taxes on income are disclosed separately under operating activities unless they can be specifically identified with financing or investing activities.

*Employee benefits*

The adoption of this SSAP has resulted in no significant change to the previously adopted accounting treatments for employee benefits.

## 1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Basis of preparation**

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties, leasehold land and buildings and motor vessels and improvement and the marking to market of certain investments in securities, as explained in the accounting policies set out below.

**Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from or up to their effective dates of acquisition or disposal respectively.

All material inter-company transactions and balances within the Group are eliminated on consolidation.

**Goodwill**

Goodwill or negative goodwill arising on consolidation represents the excess or deficit of the consideration paid over the fair value of the Group's share of net assets of the acquired subsidiary at the date of acquisition.

Goodwill on acquisitions which occurred prior to 1 January 2001 is eliminated against consolidated reserves and subject to assessments of impairment of goodwill in accordance with SSAP 31. Negative goodwill is credited to a capital reserve.

Goodwill arising from acquisitions after 1 January 2001 is recognized as an intangible asset and is amortized on a straight-line basis over its estimated useful life not exceeding 20 years. Any negative goodwill arising on acquisition is presented as a deduction from goodwill and is released to the income statement based on an analysis of the circumstances from which the balance resulted.

On disposal of a subsidiary, the attributable amount of unamortized goodwill or unreleased negative goodwill is included in the determination of the profit or loss on disposal.

**Revenue recognition**

Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue and costs, if applicable, can be measured reliably.

*Revenue from the operations of ship chartering or owning business* is recognized on the percentage of completion basis measured by time proportion.

*Income from trading* is recognized when goods are delivered and title has passed.





## 1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Revenue recognition *(Continued)***

*Income from transportation* is recognized in the period when services are provided.

*Income from warehousing* is recognized in the period in which the properties are let out and on the straight-line basis over the lease terms.

*Dividend and investment income* are recognized when the shareholders' rights to receive payment have been established.

*Other interest income* is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

**Drydocking, repairs and survey costs**

Vessel repairs and survey costs are expensed as incurred. Drydocking and special survey costs are deferred and written off over the drydocking cycle of two to three years. Upon disposal of vessels, any relevant costs not yet written off are transferred to the income statement.

**Foreign currencies**

Transactions involving foreign currencies are translated at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the applicable rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the balance sheet of overseas subsidiaries is translated at the applicable rates of exchange ruling at the balance sheet date while the income statement is translated at an average rate for the year. All exchange differences arising on consolidation are dealt with in reserves.

**Operating leases**

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.

Hire income and payments applicable to operating leases in respect of time charters are recognized as revenue and expenses on the percentage of completion basis. Rental receivables and payables in respect of other operating leases are recognized as revenue and expenses respectively on the straight-line basis over the lease terms.

## 1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Taxation**

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of timing differences, computed using the liability method, is recognized as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallize in the foreseeable future. A deferred tax asset is not recognized unless its realization is assured beyond reasonable doubt.

**Employee benefits**

The Group operates a defined contribution retirement scheme and a mandatory provident fund scheme.

The obligations for contributions to defined contribution retirement scheme are recognized as expenses in the income statement as incurred and are reduced by forfeited contributions of those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

Contributions to the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the income statement when incurred.

**Fixed assets**

*Investment properties* are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long-term basis for their investment potential. Investment properties are stated at their open market values on the basis of annual professional valuations. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is included in the income statement. Upon the disposal of investment properties, the relevant portion of the investment property revaluation reserve realized in respect of previous valuations will be included in the income statement.

*Leasehold land and buildings* are stated at cost less accumulated depreciation and impairment losses, except for a leasehold land and building which is stated at valuation made in 1994 by a professional valuer on an open market existing use basis less accumulated depreciation and impairment losses.

*Property under development* and *vessels under construction* are stated at cost less provision for impairment loss.

*Motor vessels and improvement* acquired before May 1994 are stated at the average valuation made by three firms of shipbrokers at open market value on a charter free basis in 1994 less accumulated depreciation and impairment losses. For motor vessels and improvement acquired after May 1994, they are stated at cost less accumulated depreciation and impairment losses.




23

## 1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Fixed assets *(Continued)***

*Other fixed assets* are stated at cost less accumulated depreciation and impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80 of SSAP 17 "Property, plant and equipment" issued by the HKSA from the requirement to make regular revaluation of certain leasehold land and buildings and motor vessels and improvement which had been carried at revalued amounts prior to 30 September 1995, and accordingly no further revaluation of the entire class of leasehold land and buildings and motor vessels and improvement is carried out.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred in restoring assets to their normal working conditions are charged to the income statement. Improvements are capitalized and depreciated over their expected useful lives.

The gain or loss arising from the disposal or retirement of assets is determined as the difference between the net sale proceeds and the carrying amount of the assets and is recognized as income or expense in the income statement.

**Depreciation of fixed assets**

No depreciation is provided in respect of investment properties with an unexpired lease term of over 20 years as well as property under development and vessels under construction until they are completed.

Depreciation is provided to write off the cost or valuation of motor vessels over their estimated useful lives, after taking into account their estimated residual values, using straight-line method over the estimated useful life of 25 years from date on which they become fully operational.

Depreciation is provided to write off the costs or valuation of other fixed assets (as specified below) over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method as follows:

| | |
|---|---|
| Leasehold land | over the unexpired term of lease |
| Buildings | 3% per annum |
| Vessel's improvement | 20% – 40% per annum |
| Plant and machinery | 20% per annum |
| Leasehold improvement | 20% – 30% per annum |
| Utility vessels, furniture and equipment | 6% – 25% per annum |

**Intangible asset**

Intangible asset represents transfer fee for club entrance and is amortized on a straight-line basis over 20 years.

## 1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Subsidiaries**

A subsidiary, in accordance with the Companies Ordinance, is an enterprise, in which the Company, directly or indirectly, holds more than half of the voting power or issued share capital, or controls the composition of the board of directors or equivalent governing body. An investment in a controlled subsidiary is consolidated into the consolidated financial statements. In the Company's balance sheet, investments in subsidiaries are stated at cost less accumulated impairment losses. The carrying amount of the investment is reduced to its recoverable amount on an individual basis.

**Associates**

An associate is an enterprise, in which the Company has significant influence and which is neither a subsidiary nor a joint venture of the Company.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium paid or less any discount on acquisition in so far as the premium or discount has not already been written off or amortized.

When the Group transacts with its associates, unrealized profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealized losses provide evidence of an impairment of the asset transferred.

**Other investments**

*Toll road*

Cost of investment in toll road is amortized on an annuity basis over the period of right during which toll income is accrued. The investment in toll road is stated at cost less accumulated amortization and impairment losses. The profit or loss on termination of investment in toll road is accounted for in the period in which the termination occurs as the difference between net proceeds receivable and the carrying amount of the investment in toll road.

*Co-operative joint ventures*

Investments made by means of joint venture structures which do not result in the Group having joint control with other venturers are accounted for as other investments (where the Group exercises neither control nor significant influence). Investments in co-operative joint ventures are stated at cost less accumulated amortization and impairment losses. Costs of investments in co-operative joint ventures are amortized over the respective duration of the joint venture contracts. Investment income is recognized on a receivable basis and in accordance with the provisions of the joint venture agreements. The profit sharing arrangement may not coincide with the proportion of the capital contribution from the joint venture partners. At the end of the joint venture period, the title to all assets of the joint venture will be reverted to the joint venture partners.





## 1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Other investments *(Continued)***

*Unlisted club debentures*

Unlisted club debentures are stated at cost and subject to impairment review at each reporting date to reflect any impairment in their values, which is expected to be other than temporary. The amount of impairment loss is recognized as an expense in the period in which the decline occurs. The profit or loss on disposal of unlisted club debentures is accounted for in the period in which the disposal occurs as the difference between net sales proceeds and the carrying amount of the debentures.

**Short-term investments**

Short-term investments in securities are stated at their fair values in the balance sheet. The unrealized holding gains or losses for short-term investments in securities are included in the income statement.

The profit or loss on disposal of short-term investments in securities is accounted for in the period in which the disposal occurs as the difference between net sales proceeds and the carrying amount of the securities.

**Inventories**

Inventories comprise ship stores, which include bunker fuel stores, and trading goods.

Initial ship stores are capitalized as part of the costs of the vessels. Subsequent purchases of ship stores are charged as operating expenses to the extent that they are consumed during the year. Ship stores unused at the balance sheet date are carried forward as inventories at the lower of cost and net realizable value. Trading goods are stated at the lower of cost and net realizable value.

Cost, which comprises all costs of purchase and, where applicable, other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

**Impairment of assets**

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated.

*Calculation of recoverable amount*

The recoverable amount of an asset is the higher of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group determines the recoverable amount of the cash-generating unit (the smallest identifiable group of assets that generates cash inflows from continuing use independently) to which the asset belongs.

## 1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Impairment of assets *(Continued)***

*Calculation of recoverable amount (Continued)*

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

*Reversals of impairment loss*

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. A reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

**Provisions**

A provision is recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Expenditures for which a provision has been recognized are charged against the related provision in the year in which the expenditures are incurred. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount provided is the present value of the expenditures expected to be required to settle the obligation.

**Cash equivalents**

For the purpose of consolidated cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and subject to an insignificant risk of change in value, net of bank overdrafts.

**Related parties**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

**Segment reporting**

In accordance with the Group's internal financial reporting, the Group has determined that business segments as the principal reporting format and geographical segments analysis as secondary reporting format for the purposes of these financial statements.





## 1. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

**Segment reporting *(Continued)***

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment capital expenditures are the total costs incurred during the year to acquire segment assets that are expected to be used for more than one year. Unallocated items mainly comprise financial assets, bank overdrafts, financing expenses and minority interests.

## 2. TURNOVER AND REVENUE

The principal activity of the Company is investment holding. Its subsidiaries are principally engaged in the businesses of ship chartering, ship owning, trading, transportation and warehousing.

Turnover and revenue recognized by category are analyzed as follows:

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| **Turnover** | | |
| Chartering freight and hire: | | |
| Hire income under time charter from owned vessels | **215,403** | 191,970 |
| Other chartering freight and hire income | **328,238** | 421,286 |
| Trading | **209,098** | 248,087 |
| Transportation and warehousing | **3,440** | 3,142 |
| | **756,179** | 864,485 |
| **Other revenue** | | |
| Dividend and investment income from co-operative joint ventures | **9,759** | 8,172 |
| Interest income | **6,113** | 18,147 |
| **Revenue** | **772,051** | 890,804 |

## 3. (LOSS) PROFIT FROM OPERATIONS

This is stated after charging (crediting):

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Auditors' remuneration | **675** | 675 |
| Cost of inventories | **230,481** | 266,798 |
| Hire payments under time charters | **238,645** | 316,997 |
| Operating lease charges in respect of land and buildings | **5,102** | 4,667 |
| Exchange loss (gain), including unrealized provision, for foreign currency exposures | **55,356** | (51,726) |
| Loss on disposal/written off of fixed assets, other than investment properties | **4,699** | 483 |
| Loss on disposal of an investment property | **860** | 385 |
| Loss on disposal of a subsidiary and an associate | **-** | 176 |
| Net loss on disposal of short-term investments, including unrealized holding loss of HK$10,131,000 (2001: HK$7,456,000) | **10,888** | 20,471 |
| Gain on termination of investment in toll road | **(4,222)** | - |
| Provision for impairment loss of other investments (included in other operating expenses) | **114** | 11,700 |
| Provision for impairment loss of fixed assets (included in other operating expenses) | **12,661** | - |
| Revaluation deficit of investment properties | **2,000** | 500 |
| Provision for (Write-back of provision for) bad and doubtful debts | **1,980** | (8,249) |
| Provision for claim receivable | **30,200** | - |
| Write-back of claims provision | **-** | (5,460) |
| Retirement benefits scheme contributions net of forfeited contributions of HK$345,000 (2001: HK$1,190,000) | **1,485** | 975 |
| Gross rental income of HK$912,000 (2001: HK$1,045,000) net of outgoings from operating leases on investment properties | **(873)** | (963) |

## 4. INTEREST EXPENSES

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Interests on bank loans and overdrafts: | | |
| Wholly repayable within five years | **6,780** | 12,061 |
| Not wholly repayable within five years | **15,470** | 12,393 |
| | **22,250** | 24,454 |

## 5. DIRECTORS' EMOLUMENTS

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Directors' fees | **5,972** | 5,972 |
| Other emoluments: | | |
| Salaries and other benefits | **4,088** | 4,086 |
| Retirement benefits scheme contributions | **89** | 89 |
| | **10,149** | 10,147 |

The directors' emoluments included fee of HK$60,000 (2001: HK$60,000) paid to the non-executive directors during the year.

Emoluments of the directors were within the following bands:

| | Number of directors | |
|---|---|---|
| | **2002** | 2001 |
| HK$0 – HK$1,000,000 | **4** | 4 |
| HK$1,500,001 – HK$2,000,000 | **1** | 1 |
| HK$2,000,001 – HK$2,500,000 | **1** | 1 |
| HK$2,500,001 – HK$3,000,000 | **1** | 1 |
| HK$3,000,001 – HK$3,500,000 | **1** | 1 |
| | **8** | 8 |

## 6. EMPLOYEES' EMOLUMENTS

The five highest paid individuals included four (2001: four) directors whose details of emoluments are set out in note 5 above. Emoluments of the remaining one (2001: one) individual were as follows:

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| *Salaries and other benefits* | **1,808** | 1,786 |
| Retirement benefits scheme contributions | **30** | 30 |
| | **1,838** | 1,816 |

The emoluments of the remaining one (2001: one) individual with the highest paid were within the following band:

| | Number of individual | |
|---|---|---|
| | **2002** | 2001 |
| HK$1,500,001 – HK$2,000,000 | **1** | 1 |

## 7. TAXATION

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| The Company and its subsidiaries: | | |
| Hong Kong Profits Tax: | | |
| Current year | **670** | 230 |
| (Over) Under-provision in respect of prior years | **(3)** | 95 |
| | **667** | 325 |

## 7. TAXATION *(Continued)*

Hong Kong Profits Tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the year. In the opinion of the directors, substantial portion of the Group's income neither arose in nor derived from Hong Kong and therefore was not subject to Hong Kong Profits Tax. The Group is also not subject to taxation in any other jurisdictions in which the Group operates.

The major components of deferred taxation not credited for the year are as follows:

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Excess of depreciation over tax allowances | **(6,845)** | (289) |
| Tax losses arising | **(7,655)** | (59) |
| | **(14,500)** | (348) |

## 8. NET LOSS FOR THE YEAR

The net loss for the year included a loss of HK$27,189,000 (2001: HK$37,285,000) which has been dealt with in the financial statements of the Company.

## 9. DIVIDENDS

The Board has resolved not to recommend the payment of any final dividend for the year (2001: Nil). As interim dividend has also not been declared in the year (2001: Nil), there will be no dividend distribution for the whole year of 2002 (2001: Nil).

## 10. LOSS PER SHARE

Basic loss per share for the year is calculated on the net loss for the year of HK$62,339,000 (2001: HK$18,456,000) and on the weighted average number of 526,242,488 (2001: 526,242,488) shares in issue during the year.

Diluted loss per share is not presented as there is no potential ordinary share in issue in both years.

## 11. FIXED ASSETS

**Group**

| | Investment properties HK$'000 | Leasehold land and buildings HK$'000 | Property under development HK$'000 | Motor vessels and improvement HK$'000 | Vessels under construction HK$'000 | Plant and machinery HK$'000 | Leasehold improvement, utility vessels, furniture and equipment HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|
| **Cost or valuation** | | | | | | | | |
| At 1 January 2002 | 23,500 | 210,670 | 69,356 | 1,361,671 | 103,181 | 1,300 | 32,650 | 1,802,328 |
| Additions | - | - | - | 8,171 | 399,387 | - | 1,178 | 408,736 |
| Disposals/Write off | (5,700) | - | - | (113,401) | - | - | (1,653) | (120,754) |
| Revaluation | (2,000) | - | - | - | - | - | - | (2,000) |
| Transfer upon completion | - | - | - | 502,568 | (502,568) | - | - | - |
| **At 31 December 2002** | **15,800** | **210,670** | **69,356** | **1,759,009** | **-** | **1,300** | **32,175** | **2,088,310** |
| **Accumulated depreciation and impairment losses** | | | | | | | | |
| At 1 January 2002 | - | 131,177 | 54,356 | 476,184 | - | 957 | 26,875 | 689,549 |
| Charge for the year | - | 1,558 | - | 61,072 | - | 84 | 2,186 | 64,900 |
| Eliminated on disposals/written off | - | - | - | (65,019) | - | - | (1,611) | (66,630) |
| Impairment loss for the year | - | 7,686 | - | 4,975 | - | - | - | 12,661 |
| **At 31 December 2002** | **-** | **140,421** | **54,356** | **477,212** | **-** | **1,041** | **27,450** | **700,480** |
| **Net book value** | | | | | | | | |
| **At 31 December 2002** | **15,800** | **70,249** | **15,000** | **1,281,797** | **-** | **259** | **4,725** | **1,387,830** |
| At 1 January 2002 | 23,500 | 79,493 | 15,000 | 885,487 | 103,181 | 343 | 5,775 | 1,112,779 |
| **Analysis of cost or valuation of fixed assets** | | | | | | | | |
| **At 31 December 2002** | | | | | | | | |
| At cost | - | 157,670 | 69,356 | 1,414,327 | - | 1,300 | 32,175 | 1,674,828 |
| At professional valuation in: | | | | | | | | |
| 1994 | - | 53,000 | - | 344,682 | - | - | - | 397,682 |
| 2002 | 15,800 | - | - | - | - | - | - | 15,800 |
| | **15,800** | **210,670** | **69,356** | **1,759,009** | **-** | **1,300** | **32,175** | **2,088,310** |

## 11. FIXED ASSETS *(Continued)*

Investment property of the Group was revalued at balance sheet date by Midland Surveyors Limited, independent professional surveyors, on an open market value basis.

If the following classes of fixed assets had not been revalued at balance sheet date, their carrying amounts at cost less accumulated depreciation and impairment losses would have been:

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Leasehold land and buildings | **70,249** | 79,493 |
| Motor vessels and improvement | **1,281,797** | 885,487 |

All motor vessels and improvement and investment properties are held for use under operating leases.

Net book values of the Group's properties are analyzed as follows:

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Medium term lease: | | |
| property under development in Hong Kong | **15,000** | 15,000 |
| Long term leases: | | |
| leasehold land and buildings in Hong Kong | **69,962** | 79,187 |
| leasehold land and buildings outside Hong Kong | **287** | 306 |
| investment property in Hong Kong | **15,800** | 23,500 |
| | **101,049** | 117,993 |

## 12. INTANGIBLE ASSET

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Transfer fee for club entrance | | |
| **Cost** | | |
| At 1 January and **at 31 December** | **250** | 250 |
| **Accumulated amortization** | | |
| At 1 January | **102** | 87 |
| Charge for the year | **14** | 15 |
| **At 31 December** | **116** | 102 |
| **Net book value** | | |
| **At 31 December** | **134** | 148 |

## 13. INTERESTS IN SUBSIDIARIES

| | Company | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Listed shares on the Oslo Stock Exchange, at cost | **351,702** | 351,702 |
| Unlisted shares, at cost | **13** | 13 |
| | **351,715** | 351,715 |
| Due from subsidiaries, net of provision | **153,462** | 172,394 |
| Due to subsidiaries | **(3,846)** | (3,570) |
| | **501,331** | 520,539 |

Details of the Company's principal subsidiaries are set out in note 35 to the financial statements.

The market value of one of the subsidiaries, Jinhui Shipping, whose shares are listed on the Oslo Stock Exchange, amounted to approximately HK$66,321,000 (2001: HK$56,678,000) at balance sheet date.





## 14. INTERESTS IN ASSOCIATES

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Share of net assets | **23** | 23 |
| Due to associates | **(51)** | (51) |
| | **(28)** | (28) |

## 15. OTHER INVESTMENTS

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Toll road, at cost | **15,600** | 15,600 | **–** | – |
| Less: Accumulated amortization | **(6,172)** | (5,414) | **–** | – |
| Eliminated on termination | **(9,428)** | – | **–** | – |
| | **–** | 10,186 | **–** | – |
| Co-operative joint ventures, at cost | **78,648** | 78,648 | **–** | – |
| Less: Accumulated amortization | **(21,722)** | (19,191) | **–** | – |
| Accumulated impairment losses | **(24,016)** | (24,016) | **–** | – |
| | **32,910** | 35,441 | **–** | – |
| Unlisted club debentures, at cost | **8,524** | 8,524 | **5,000** | 5,000 |
| Less: Provision for impairment loss | **(114)** | – | **–** | – |
| Disposal | **(1,000)** | – | **–** | – |
| | **7,410** | 8,524 | **5,000** | 5,000 |
| Unlisted investments, at cost | **11,700** | 11,700 | **–** | – |
| Less: Provision for impairment loss | **(11,700)** | (11,700) | **–** | – |
| | **–** | – | **–** | – |
| | **40,320** | 54,151 | **5,000** | 5,000 |

## 16. OTHER NON-CURRENT ASSETS

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Deferred drydocking expenses, at cost | **14,398** | 14,539 |
| Less: Amount written off | **(10,210)** | (10,913) |
| | **4,188** | 3,626 |
| Loan receivable | **26,000** | 23,000 |
| Less: Amount included in current assets | **(4,000)** | (23,000) |
| Loan receivable due over one year | **22,000** | – |
| | **26,188** | 3,626 |

## 17. INVENTORIES

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Ship stores | **1,639** | 2,435 |
| Trading goods | **29,468** | 18,252 |
| | **31,107** | 20,687 |

Inventories at balance sheet date were carried at cost.

## 18. SHORT-TERM INVESTMENTS

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Debts securities, at fair value: | | | | |
| Listed outside Hong Kong | **744** | 643 | **–** | – |
| Unlisted | **7,761** | 15,522 | **–** | – |
| | **8,505** | 16,165 | **–** | – |
| Equity securities, at fair value: | | | | |
| Listed in Hong Kong | **21,316** | 10,792 | **4,684** | 1,735 |
| Listed outside Hong Kong | **1,555** | 2,437 | **–** | – |
| | **22,871** | 13,229 | **4,684** | 1,735 |
| | **31,376** | 29,394 | **4,684** | 1,735 |

## 19. TRADE RECEIVABLES

The credit terms given to charterers vary according to the types of vessels' employment. The credit terms could vary from 15 to 60 days.

The credit terms given to trading customers vary based on the financial assessments and payment track records. Credit limits are set for all customers and are revised only with the approval of senior management. General credit terms are payments by the end of 60 to 120 days following the month in which sales took place.

## 19. TRADE RECEIVABLES *(Continued)*

The aging analysis of trade receivables (net of provision for doubtful debts) is as follows:

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| 0 – 90 days | **41,640** | 58,518 |
| 91 – 180 days | **22,102** | 16,823 |
| 181 – 365 days | **2,484** | 1,618 |
| Over 365 days | **786** | 1,337 |
| | **67,012** | 78,296 |

## 20. TRADE PAYABLES

The aging analysis of trade payables is as follows:

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| 0 – 90 days | **45,623** | 54,792 |
| 91 – 180 days | **711** | 984 |
| 181 – 365 days | **740** | 637 |
| Over 365 days | **10,030** | 12,140 |
| | **57,104** | 68,553 |

## 21. SECURED BANK LOANS AND OVERDRAFTS

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| The maturity of secured bank loans and overdrafts is as follows: | | | | |
| Within one year | **99,645** | 113,304 | **15,354** | 7,474 |
| After one year but within two years | **62,608** | 58,830 | **–** | – |
| After two years but within five years | **188,463** | 109,632 | **–** | – |
| After five years | **439,594** | 258,382 | **–** | – |
| | **790,310** | 540,148 | **15,354** | 7,474 |
| Less: Amount included in current liabilities | | | | |
| Secured bank loans | **(62,538)** | (65,785) | **–** | – |
| Secured bank overdrafts | **(37,107)** | (47,519) | **(15,354)** | (7,474) |
| Amount included in non-current liabilities | **690,665** | 426,844 | **–** | – |

## 22. ISSUED CAPITAL

| | Company | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| *Authorized:* | | |
| 1,000,000,000 ordinary shares of HK$0.10 each | **100,000** | 100,000 |
| *Issued and fully paid:* | | |
| 526,242,488 ordinary shares of HK$0.10 each | **52,624** | 52,624 |

## 23. RESERVES

| **Group** | **Share premium** | **Capital reserve** | **Capital redemption reserve** | **Accumulated profits (losses)** | **Total** |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| At 1 January 2001 | 288,733 | 139,640 | 2,023 | 44,934 | 475,330 |
| Exchange reserve arising on consolidation | – | 6 | – | – | 6 |
| Release on disposal of an associate | – | 6 | – | – | 6 |
| Net loss for the year | – | – | – | (18,456) | (18,456) |
| At 31 December 2001 | 288,733 | 139,652 | 2,023 | 26,478 | 456,886 |
| Exchange reserve arising on consolidation | – | 4 | – | – | 4 |
| Net loss for the year | – | – | – | (62,339) | (62,339) |
| **At 31 December 2002** | **288,733** | **139,656** | **2,023** | **(35,861)** | **394,551** |

The application of the share premium account and the capital redemption reserve is governed by Section 48B and 49H respectively of the Companies Ordinance. The capital reserve has been set up and will be dealt with in accordance with the accounting policies adopted for goodwill arising on subsidiaries and associates, and foreign currency translation.

| **Company** | **Share premium** | **Capital reserve** | **Capital redemption reserve** | **Accumulated profits** | **Total** |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| At 1 January 2001 | 288,733 | – | 2,023 | 214,185 | 504,941 |
| Net loss for the year | – | – | – | (37,285) | (37,285) |
| At 31 December 2001 | 288,733 | – | 2,023 | 176,900 | 467,656 |
| Net loss for the year | – | – | – | (27,189) | (27,189) |
| **At 31 December 2002** | **288,733** | **-** | **2,023** | **149,711** | **440,467** |

Accumulated profits includes HK$32,220,000 which represents profits on disposal of certain subsidiaries to Jinhui Shipping in previous years. As it does not constitute realized profits within the meaning of Section 79B(2) of the Companies Ordinance, it is not available for distribution to shareholders. Thus, at balance sheet date, reserves of the Company available for distribution to shareholders amounted to HK$117,491,000 (2001: HK$144,680,000).





## 24. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

### (a) Cash generated from operations

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Loss before taxation | **(105,427)** | (5,864) |
| Depreciation and amortization | **68,203** | 56,627 |
| Interest income | **(6,113)** | (18,147) |
| Interest expenses | **22,250** | 24,454 |
| Dividend income from short-term investments | **(1,683)** | (653) |
| Dividend and investment income, including toll income | **(12,333)** | (10,980) |
| Share of results of associates | **–** | 133 |
| Loss on disposal/written off of fixed assets, other than investment properties | **4,699** | 483 |
| Loss on disposal of an investment property | **860** | 385 |
| Loss on disposal of a subsidiary and an associate | **–** | 176 |
| Gain on termination of investment in toll road | **(4,222)** | – |
| Provision for impairment loss of other investments | **114** | 11,700 |
| Provision for impairment loss of fixed assets | **12,661** | 56,597 |
| Revaluation deficit of investment properties | **2,000** | 500 |
| Provision for (Write-back of provision for) bad and doubtful debts | **1,980** | (8,249) |
| Provision for claim receivable | **30,200** | – |
| Write-back of claims provision | **–** | (5,460) |
| Net drydocking expense (deferred) written off | **(562)** | 3,520 |
| Effects of exchange rates movement | **20,985** | (33,732) |
| Changes in working capital: | | |
| Inventories | **(10,420)** | 6,597 |
| Short-term investments | **(1,982)** | 55,864 |
| Trade receivables | **9,170** | 24,092 |
| Prepayments, deposits and other receivables | **2,784** | 28,230 |
| Trade payables | **(11,449)** | (23,274) |
| Accrued charges and other payables | **(1,458)** | 10,348 |
| **Cash generated from operations** | **20,257** | 173,347 |

## 24. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

### (b) Summary of the effects of the disposal of a subsidiary

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Net assets disposed: | | |
| Fixed assets | – | 2,139 |
| Other investments | **1,000** | – |
| Prepayments, deposits and other receivables | – | 58 |
| Accrued charges and other payables | – | (1,875) |
| | **1,000** | 322 |
| Loss on disposal of a subsidiary | – | (322) |
| Total consideration, satisfied by cash | **1,000** | – |

*Analysis of net inflow of cash and cash equivalents in respect of disposal of a subsidiary:*

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Cash consideration | **1,000** | – |
| Cash and cash equivalents disposed | – | – |
| Net inflow of cash and cash equivalents | **1,000** | – |

### (c) Analysis of the balances of cash and cash equivalents

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Bank balances and cash | **85,974** | 207,626 |
| Secured bank overdrafts | **(37,107)** | (47,519) |
| | **48,867** | 160,107 |




43

## 25. DEFERRED TAXATION

A potential deferred tax asset has not been recognized in the financial statements in respect of tax losses available to set off future profit as it is not certain that the tax losses will be utilized in the foreseeable future.

At balance sheet date, the major components of deferred taxation (assets) liabilities unprovided are as follows:

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Excess of depreciation over tax allowances | **(4,986)** | – |
| Excess of tax allowances over depreciation | **–** | 1,859 |
| Tax losses carried forward | **(58,063)** | (50,408) |
| | **(63,049)** | (48,549) |

## 26. PLEDGE OF ASSETS

At balance sheet date, the Group had certain credit facilities which were secured by the followings:

(a) Legal charge on the Group's investment property, leasehold land and buildings and motor vessels and improvement with an aggregate net book value of HK$1,154,813,000 (2001: HK$891,533,000);

(b) Deposits totalling HK$30,470,000 (2001: HK$7,369,000) of the Group placed with banks;

(c) Short-term investments in securities of fair values totalling HK$21,399,000 (2001: HK$19,000,000) of the Group placed with a bank;

(d) Legal charge on shares of seven (2001: eight) ship owning subsidiaries of the Company; and

(e) Assignment agreements entered into with banks assigning seven (2001: seven) ship owning subsidiaries' chartering income in favour of banks.

## 27. COMMITMENTS

### (a) Capital expenditure commitments

At balance sheet date, the Group had no material capital expenditure commitment. As at 31 December 2001, there were outstanding capital commitments relating to the newbuildings of three dry bulk vessels at total purchase price of approximately HK$494,910,000 and the total amount contracted but not provided for, net of deposits paid, was approximately HK$395,226,000.

### (b) Commitments under operating leases (as lessee)

At balance sheet date, the total of future minimum lease payments under non-cancellable operating leases for each of the following periods of the Group are:

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Within one year: | | |
| Land and buildings | **1,091** | 1,715 |
| Time charter hire | **190,141** | 189,807 |
| | **191,232** | 191,522 |
| After one year but within five years: | | |
| Land and buildings | **42** | 1,133 |
| Time charter hire | **219,387** | 385,355 |
| | **219,429** | 386,488 |
| | **410,661** | 578,010 |

## 27. COMMITMENTS *(Continued)*

**(c) Commitments under operating leases (as lessor)**

At balance sheet date, the total of future minimum lease payments receivables under non-cancellable operating leases for each of the following periods of the Group are:

| | Group | |
|---|---|---|
| | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* |
| Within one year: | | |
| Land and buildings | **289** | 1,011 |
| Time charter hire | **152,860** | 51,005 |
| | **153,149** | 52,016 |
| After one year but within five years: | | |
| Land and buildings | **–** | 276 |
| Time charter hire | **48,542** | – |
| | **48,542** | 276 |
| | **201,691** | 52,292 |

## 28. SEGMENTAL INFORMATION

### (a) (i) Consolidated income statement by business segments – 2002

| | Chartering freight and hire *HK$'000* | Trading *HK$'000* | Investments in China *HK$'000* | Other operations *HK$'000* | Total *HK$'000* |
|---|---|---|---|---|---|
| **Turnover** | 543,641 | 209,098 | 3,440 | - | 756,179 |
| Other operating income | 40,658 | 2,314 | 10,608 | 1,279 | 54,859 |
| | 584,299 | 211,412 | 14,048 | 1,279 | 811,038 |
| Operating expenses | (521,074) | (205,750) | (10,071) | (10,057) | (746,952) |
| Other net (expenses) income | (5,287) | (15) | 4,216 | (84,087) | (85,173) |
| Depreciation and amortization | (61,158) | (495) | (3,339) | (3,211) | (68,203) |
| **(Loss) Profit from operations** | (3,220) | 5,152 | 4,854 | (96,076) | (89,290) |
| Provision for impairment loss of fixed assets | - | - | - | - | - |
| Share of results of associates | - | - | - | - | - |
| | (3,220) | 5,152 | 4,854 | (96,076) | (89,290) |
| Interest income | | | | | 6,113 |
| Interest expenses | | | | | (22,250) |
| **Loss before taxation** | | | | | (105,427) |
| Taxation | | | | | (667) |
| **Loss from ordinary activities after taxation** | | | | | (106,094) |
| Minority interests | | | | | 43,755 |
| **Net loss for the year** | | | | | (62,339) |

## 28. SEGMENTAL INFORMATION *(Continued)*

### (a) (ii) Consolidated income statement by business segments – 2001

| | Chartering freight and hire HK$'000 | Trading HK$'000 | Investments in China HK$'000 | Other operations HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|
| Turnover | 613,256 | 248,087 | 3,142 | – | 864,485 |
| Other operating income | 57,719 | 7,376 | 8,470 | 1,437 | 75,002 |
| | 670,975 | 255,463 | 11,612 | 1,437 | 939,487 |
| Operating expenses | (612,336) | (244,229) | (11,471) | (11,492) | (879,528) |
| Other net (expenses) income | (323) | 146 | 65 | 53,953 | 53,841 |
| Depreciation and amortization | (48,512) | (1,047) | (3,446) | (3,622) | (56,627) |
| Profit (Loss) from operations | 9,804 | 10,333 | (3,240) | 40,276 | 57,173 |
| Provision for impairment loss of fixed assets | (46,562) | – | – | (10,035) | (56,597) |
| Share of results of associates | – | (133) | – | – | (133) |
| | (36,758) | 10,200 | (3,240) | 30,241 | 443 |
| Interest income | | | | | 18,147 |
| Interest expenses | | | | | (24,454) |
| Loss before taxation | | | | | (5,864) |
| Taxation | | | | | (325) |
| Loss from ordinary activities after taxation | | | | | (6,189) |
| Minority interests | | | | | (12,267) |
| Net loss for the year | | | | | (18,456) |

(iii) The Group's chartering freight and hire business is carried out internationally and cannot be attributable to any particular geographical location. During the year, about 90% of the Group's turnover from trading operations was carried out in Hong Kong (2001: 25%) and the balance was mainly carried out in Mainland China. The Group's other operations, including property investments, foreign currency transactions and short-term investments, were mainly carried out in Hong Kong in both years.

## 28. SEGMENTAL INFORMATION *(Continued)*

### (b) (i) Consolidated balance sheet by business segments – 2002

| | Chartering freight and hire HK$'000 | Trading HK$'000 | Investments in China HK$'000 | Other operations HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|
| *Allocated assets* | | | | | |
| Fixed assets | 1,281,936 | 1,307 | 361 | 104,226 | 1,387,830 |
| Intangible asset | - | - | - | 134 | 134 |
| Interests in associates | - | (28) | - | - | (28) |
| Other investments | - | - | 32,910 | 7,410 | 40,320 |
| Other non-current assets | 4,188 | 22,000 | - | - | 26,188 |
| Current assets | 26,950 | 92,535 | 876 | 35,989 | 156,350 |
| Total segment assets | 1,313,074 | 115,814 | 34,147 | 147,759 | 1,610,794 |
| *Unallocated assets* | | | | | |
| Pledged deposits | | | | | 30,470 |
| Bank balances and cash | | | | | 85,974 |
| Total assets | | | | | 1,727,238 |
| *Allocated liabilities* | | | | | |
| Total segment liabilities | 797,258 | 47,302 | 2,295 | 46,883 | 893,738 |
| *Unallocated liabilities* | | | | | |
| Secured bank overdrafts | | | | | 37,107 |
| Total liabilities | | | | | 930,845 |
| Capital expenditures incurred during the year | 407,577 | 463 | 10 | 686 | 408,736 |

## 28. SEGMENTAL INFORMATION *(Continued)*

### (b) (ii) Consolidated balance sheet by business segments – 2001

| | Chartering freight and hire HK$'000 | Trading HK$'000 | Investments in China HK$'000 | Other operations HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|
| *Allocated assets* | | | | | |
| Fixed assets | 988,874 | 1,353 | 411 | 122,141 | 1,112,779 |
| Intangible asset | - | - | - | 148 | 148 |
| Interests in associates | - | (28) | - | - | (28) |
| Other investments | - | - | 45,627 | 8,524 | 54,151 |
| Other non-current assets | 3,626 | - | - | - | 3,626 |
| Current assets | 30,500 | 114,104 | 1,624 | 63,969 | 210,197 |
| Total segment assets | 1,023,000 | 115,429 | 47,662 | 194,782 | 1,380,873 |
| *Unallocated assets* | | | | | |
| Pledged deposits | | | | | 7,369 |
| Bank balances and cash | | | | | 207,626 |
| Total assets | | | | | 1,595,868 |
| *Allocated liabilities* | | | | | |
| Total segment liabilities | 552,701 | 46,213 | 2,065 | 44,891 | 645,870 |
| *Unallocated liabilities* | | | | | |
| Secured bank overdrafts | | | | | 47,519 |
| Total liabilities | | | | | 693,389 |
| Capital expenditures incurred during the year | 314,231 | 1,182 | 11 | 4,568 | 319,992 |

## 29. CONTINGENT LIABILITIES

At balance sheet date, contingent liabilities not provided for in the financial statements are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Guarantees to secure banking facilities granted to subsidiaries | **–** | – | **114,070** | 114,070 |
| Other guarantees | **293** | 486 | **–** | – |
| | **293** | 486 | **114,070** | 114,070 |

Banking facilities granted by the banks to certain subsidiaries were guaranteed by the Company. At balance sheet date, the amount of such facilities utilized was HK$52,693,000 (2001: HK$55,527,000).

## 30. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution retirement scheme and a mandatory provident fund scheme. It is optional for all qualified employees to choose either of the schemes. The assets of the schemes are held separately from those of the Group in their respective schemes managed by an independent trustee. The pension costs charged represent contribution payable to the funds by the Group at the rates specified in the rules of the schemes.

The contributions to the defined contribution retirement scheme vest in employees according to a vesting percentage set out in the scheme. When employees leave the scheme prior to being vested fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. On the other hand, the contributions to the mandatory provident fund scheme vest immediately and fully in employees once the contributions are payable by the Group. There is no forfeited contribution when employees leave the mandatory provident fund scheme.

The Group's contributions to the retirement benefits schemes charged to the income statement during the year was HK$1,485,000 (2001: HK$975,000) net of the forfeited contributions of HK$345,000 (2001: HK$1,190,000) which arose upon employees leaving the defined contribution retirement scheme.

## 31. DIRECTORS' INTERESTS IN CONTRACTS

Vintage Investments Limited ("Vintage") entered into a consultancy agreement dated 28 September 1999 with Jinhui Shipping pursuant to which Vintage agreed to provide the consultancy services to Jinhui Shipping for a quarterly fee of £2,500 (approximately HK$30,000) and an amount up to 1% on the total value of any project where Vintage has undertaken consultancy. The agreement is terminable by giving 30 days prior notice to the other.

Mr. So Wing Hung Peter is a shareholder and a director of Vintage. Consultancy fee in the amount of £10,000 (approximately HK$117,000) (2001: £10,000) has been paid during the year under the agreement.

Other than as disclosed above, none of the directors has a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

## 32. POST BALANCE SHEET EVENT

Subsequent to the balance sheet date, the directors proposed to effect share consolidation by consolidating every 10 issued and unissued existing shares of HK$0.10 each in the capital of the Company into 1 consolidated share of HK$1.00 each ("Share Consolidation"). The Annual General Meeting of the Company will be convened on 30 May 2003 to approve resolutions including an ordinary resolution regarding the proposed Share Consolidation.

## 33. ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company is Fairline Consultants Limited, a company incorporated in the British Virgin Islands.

## 34. COMPARATIVE FIGURES

The Group adopted the revised SSAP 15 "Cash Flow Statement" during the year, which requires reporting cash flows classified by operating, investing and financing activities. The comparative figures have been restated in order to achieve a consistent presentation.

## 35. PRINCIPAL SUBSIDIARIES

| Name | Issued and paid-up capital | Attributable equity interest | Principal activities | Place of operation |
|---|---|---|---|---|
| **Incorporated in Bermuda** | | | | |
| Jinhui MetCoke Limited | 12,000 ordinary shares of US$1 each | 50.9% | Investment holding | Worldwide |
| # Jinhui Shipping and Transportation Limited | 98,428,341 ordinary shares of US$0.05 each | 50.9% | Investment holding | Worldwide |
| **Incorporated in the British Virgin Islands** | | | | |
| Advance Rich Limited | 1 share of US$1 each | 50.9% | Investment | Worldwide |
| Jin Hui Shipping Inc. | 50,000 shares of US$1 each | 50.9% | Investment holding | Worldwide |
| Jinhui Investments Limited | 1 share of US$1 each | 50.9% | Investment holding | Worldwide |
| Jinhui Transportation Inc. | 1,000 shares of US$1 each | 50.9% | Investment holding | Worldwide |
| # Pantow Profits Limited | 60,000 shares of US$1 each | 100% | Investment holding | Worldwide |
| Yee Lee Technology Company Limited | 4,000,000 shares of HK$1 each | 75% | Investment holding | Hong Kong |
| **Incorporated in Hong Kong** | | | | |
| Carpa Limited | 2 shares of HK$1 each | 100% | Property investment | Hong Kong |
| Exalten Limited | 2 shares of HK$1each | 100% | Property investment | Hong Kong |
| Fair Fait International Limited | 2 shares of HK$1 each | 50.9% | Property investment | Hong Kong |
| Fair Group International Limited | 10,000 shares of HK$1 each | 100% | Property investment | Hong Kong |
| Goldbeam International Limited | 5,000,000 shares of HK$1 each | 50.9% | Ship management services, shipping agent and investment | Hong Kong |
| # Jinhui Investments (China) Limited | 2 shares of HK$1 each | 100% | Investment holding | Hong Kong and China |
| Keenfair Investment Limited | 2 shares of HK$1 each | 100% | Property investment | Hong Kong |
| Linkford International Limited | 2 shares of HK$1 each | 100% | Property investment | Hong Kong |
| Monocosmic Limited | 10,000 shares of HK$1 each | 50.9% | Property investment | Hong Kong |
| Ocean Fame International Limited | 1,000 shares of HK$1 each | 100% | Property investment | Hong Kong |
| Yee Lee Industrial Chemical, Limited | 50,000 shares of HK$100 each | 75% | Trading of industrial chemical products | Hong Kong |





## 35. PRINCIPAL SUBSIDIARIES *(Continued)*

| Name | Issued and paid-up capital | Attributable equity interest | Principal activities | Place of operation |
|---|---|---|---|---|
| **Incorporated in the Republic of Liberia** | | | | |
| Galsworthy Limited | 1 registered share of US$1 each | 50.9% | Ship chartering | Worldwide |
| Goldbeam Shipping Inc. | 100 registered shares of US$1 each | 50.9% | Ship chartering | Worldwide |
| Jinbi Shipping Ltd | 1 registered share of US$1 each | 50.9% | Ship owning | Worldwide |
| Paxton Enterprises Limited | 500 registered shares of US$1 each | 50.9% | Ship chartering | Worldwide |
| Wonder Enterprises Ltd | 500 registered shares of US$1 each | 50.9% | Ship chartering | Worldwide |
| **Incorporated in the Republic of Panama** | | | | |
| Jinan Marine Inc. | 2 common shares of US$1 each | 50.9% | Ship owning | Worldwide |
| Jinda Shipping Inc. | 2 common shares of US$1 each | 50.9% | Ship owning | Worldwide |
| Jinfeng Marine Inc. | 2 common shares of US$1 each | 50.9% | Ship owning | Worldwide |
| Jinhui Marine Inc. | 2 common shares of US$1 each | 50.9% | Ship owning | Worldwide |
| Jinkang Marine Inc. | 2 common shares of US$1 each | 50.9% | Ship owning | Worldwide |
| Jinli Marine Inc. | 2 common shares of US$1 each | 50.9% | Ship owning | Worldwide |
| Jinping Marine Inc. | 2 common shares of US$1 each | 50.9% | Ship owning | Worldwide |
| Jinsheng Marine Inc. | 2 common shares of US$1 each | 50.9% | Ship owning | Worldwide |
| Jinshun Shipping Inc. | 2 common shares of US$1 each | 50.9% | Ship owning | Worldwide |
| Jintai Marine Inc. | 2 common shares of US$1 each | 50.9% | Ship owning | Worldwide |
| Rimpacific Navigation Inc. | 2 common shares of US$1 each | 50.9% | Investment | Worldwide |
| **Incorporated in the State of Delaware, United States of America** | | | | |
| Jinhui Shipping (USA) Inc. | 500 shares of US$1 each | 50.9% | Shipping agent | United States of America |

# *These are direct subsidiaries of the Company. All other companies are indirect subsidiaries.*



金輝集團有限公司

2002

# 目錄

# 公司資料

## 執行董事

吳少輝（*主席兼董事總經理*）

吳錦華

吳其鴻

何健龍

何淑蓮

## 非執行董事

蘇永雄

崔建華

徐志賢

## 公司秘書

何淑蓮

## 主要往來銀行

中國銀行（香港）有限公司

花旗銀行

Deutsche Schiffsbank Aktiengesellschaft

DVB NedshipBank

香港上海滙豐銀行有限公司

## 核數師

摩斯倫會計師事務所

## 股份過戶登記處

標準証券登記有限公司

香港灣仔

告士打道56號

東亞銀行港灣中心地下

## 註冊辦事處

香港

干諾道西1－6號

億利商業大廈26樓

## 網址

www.jinhuiship.com

## 聯絡

電話： (852) 2545 0951

傳真： (852) 2541 9794

電郵： info@jinhuiship.com

# 主席報告書

## 業績

本公司及其附屬公司(「本集團」)截至二零零二年十二月三十一日止年度之綜合營業額為756,179,000港元，較二零零一年之綜合營業額864,485,000港元下跌13%。本集團年內之綜合虧損淨額為62,339,000港元，比較去年之虧損淨額則為18,456,000港元。年內之每股基本虧損為11.85港仙，比較二零零一年之每股基本虧損則為3.51港仙。

因整體經濟環境疲弱，本集團在二零零二年面對不少挑戰。雖然運費已回升，尤以第四季之升幅最為顯著，惟長久以來高企之營運成本大大影響了航運業。年內，本集團整體表現亦因為應收索償撥備以及日圓在預期外大幅度回升及美元疲弱所導致之滙兑虧損而受到不利影響。

## 股息

董事會經決議就本年度不建議派發任何末期股息(二零零一年：無)。由於本年度亦無宣派任何中期股息(二零零一年：無)，故此整個二零零二年並無任何股息派發(二零零一年：無)。

## 業務回顧

**運費及船租。**年初時經濟前景並不明朗，運費偏低而成本上升勢頭難阻。年內，全球經濟之復甦步伐依然緩慢，但運費則因為需求殷切而回升。波羅的海航運指數於年初為876點，其後穩步上揚，於年中升破1,000點，並由二零零二年九月起顯著上升，及至年終時達1,738點。

**波羅的海航運指數**



2,000
1,500
1,000
500
一月 四月 七月 十月 一月 四月 七月 十月 一月 四月 七月 十月 一月 四月 七月 十月 一月 四月 七月 十月 一月
1998
1999
2000
2001
2002
2003

## 業務回顧（續）

運費上升對本集團之航運業務帶來正面影響，但燃料費及保養費等營運成本於年內仍然高企。年內航運業務之營業額為543,641,000港元，較去年下跌11%。本集團之航運業務於年內錄得虧損3,220,000港元，去年則為溢利9,804,000港元。

本集團同時亦繼續落實其擴充設備完善船隊之計劃。於年內，三艘機動船舶「Jin Tai」、「Jin Kang」及「Jin Ping」已分別於二零零二年一月、三月及九月如期交付。此外，本集團於年內訂約出售兩艘於一九八五年建成之機動船舶「Jin Yi」及「Jin Sheng」，並分別於二零零二年十一月中及二零零三年一月中交付予買方。

**貿易。**本集團因經濟衰退所影響，以化工產品為主之貿易業務營業額於本年為209,098,000港元，較去年下跌16%。本集團之貿易業務於本年錄得經營溢利5,152,000港元，比較二零零一年之經營溢利則為10,333,000港元。

**在中國之投資。**本集團在中國之投資的經營業績由二零零一年錄得虧損3,240,000港元改善為於年內錄得溢利4,854,000港元。其部份原因為終止於中國中山市之收費公路投資項目，收回相等於原來投資成本約15,600,000港元之款項。

**其他業務。**於年內，本集團之其他業務錄得經營虧損96,076,000港元，其部份原因為香港高等法院於二零零二年五月八日頒令中國有色金屬（香港）集團有限公司（「有色金屬集團」）清盤，本集團就有色金屬集團所欠之應收索償30,200,000港元作出撥備。此筆應收索償乃於二零零零年執行，其時，就若干被告人未有依約認購Jinhui Shipping and Transportation Limited（本公司擁有約50.9%權益之附屬公司）之股份而使有關被告人在一項被要求頒令強制履行合約及作出賠償之法律訴訟中，有色金屬集團同意（其中包括）以現金分期支付若干款項（共計約57,000,000港元）作代價，以完全並最終解決上述訴訟之索償。年內，本集團亦受到日圓在預期外大幅度回升及美元疲弱所影響，錄得已變現及未變現滙兑虧損。與二零零二年情況正好相反，本集團之其他業務於二零零一年錄得溢利40,276,000港元，主要來自日圓疲弱而衍生之滙兑收益。本集團之日圓外幣風險主要來自為支付近年所交付之新造機動船舶而借取之日圓款項。

## 財務回顧

**流動資金、財務資源及資本架構。**年內交付三艘散裝乾貨船舶「Jin Tai」、「Jin Kang」及「Jin Ping」所需之資金主要以銀行貸款支付。因此，本集團於二零零二年十二月三十一日之銀行借貸增加至790,310,000港元（二零零一年：540,148,000港元），其中13%、8%、24%及55%分別須於一年內、一年至兩年內、兩年至五年內及五年後償還。所有借貸均按浮動利率計算利息，並主要以美元及日圓結算。於二零零二年十二月三十一日，本集團之已抵押存款、銀行結存及現金總額減至116,444,000港元（二零零一年：214,995,000港元）。於二零零二年十二月三十一日，本集團之資本負債比率（以總借貸除以股東權益計算）增至177%（二零零一年：106%）。本集團會配合市況於有需要時考慮採用恰當之外滙及息率對沖工具，減低本集團之外幣滙兑風險。

**資產抵押。**於二零零二年十二月三十一日，本集團之固定資產1,154,813,000港元（二零零一年：891,533,000港元）、短期投資21,399,000港元（二零零一年：19,000,000港元）、存款30,470,000港元（二零零一年：7,369,000港元）及若干擁有船舶公司之股份均已抵押並轉讓該等公司之租船合約收入，以作為本集團所動用信貸之擔保。

**資本支出及承擔。**本集團於年內之資本支出總額為408,736,000港元（二零零一年：319,992,000港元），其中約407,558,000港元（二零零一年：314,179,000港元）用於建造本集團之自置船舶。

於二零零二年十二月三十一日，本集團並無作出重大資本支出承擔。於二零零一年十二月三十一日，本集團就三艘新造散裝乾貨船舶作出資本支出承擔，該等船舶之總購買價約為494,910,000港元，而已訂立合約但未撥備之總金額（扣除已付訂金）則約為395,226,000港元。

**或然負債。**於二零零二年十二月三十一日，除本集團於日常業務中向第三者提供為數293,000港元（二零零一年：486,000港元）之若干擔保外，本集團並無任何其他或然負債。

## 僱員

於二零零二年十二月三十一日，本集團約有140名全職僱員及289名船員（二零零一年：130名全職僱員及237名船員）。本集團會因應僱員之表現、經驗以及當時業內慣例釐定僱員薪酬，並提供一般之額外福利。本集團在年內並無通過任何優先購股權計劃。



## 股份合併建議

董事會建議進行股份合併，將本公司股本中每10股每股面值0.10港元之已發行及未發行現有股份合併為1股每股面值1.00港元之合併股份(「股份合併」)。董事會相信股份合併對本公司與股東整體有利。本公司將召開股東週年大會以批准多項決議案，包括關於股份合併建議之普通決議案。載有股份合併建議進一步資料之通函以及股東週年大會通告將與年報一併寄發予本公司股東。

## 展望

中東戰事與恐怖份子的威脅對經濟活動有重大影響；全球經濟之基本因素並不樂觀。雖然近月來運費之改善有利於航運市場，但短期內前景仍然充滿不明朗及不穩定因素，其中以石油價格之攀升最為航運業及其他工業所關注。商界重拾信心及全球經濟情況得以改善，將會是長遠發展之主要動力。本集團在集中發展核心航運業務之同時，亦會繼續提升效率，削減營運成本，並時刻留意市況變動，制定合宜之業務及投資策略。

## 鳴謝

本人謹藉此機會向董事會同僚之貢獻及本集團全體員工在過去一年努力不懈及忠誠盡責之服務致以衷心感謝。

承董事會命

*主席*

**吳少輝**

香港，二零零三年四月九日

# 財務概要

## 五年財務概要

| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* | 二零零零年<br>*千港元* | 一九九九年<br>*千港元* | 一九九八年<br>*千港元* |
|---|---|---|---|---|---|
| 固定資產 | **1,387,830** | 1,112,779 | 908,476 | 769,413 | 755,757 |
| 無形資產 | **134** | 148 | 163 | 173 | 183 |
| 佔聯營公司之權益 | **(28)** | (28) | (1,402) | 344 | 1,561 |
| 其他投資 | **40,320** | 54,151 | 69,209 | 96,826 | 194,382 |
| 其他非流動資產 | **26,188** | 3,626 | 47,346 | 11,765 | – |
| 流動資產 | **272,794** | 425,192 | 407,569 | 469,006 | 532,925 |
| 流動負債 | **(240,180)** | (266,545) | (252,243) | (220,843) | (243,055) |
| 非流動負債 | **(690,665)** | (426,844) | (267,964) | (92,756) | (125,908) |
| 少數股東權益 | **(349,218)** | (392,969) | (383,200) | (437,312) | (476,043) |
| 資產淨值 | **447,175** | 509,510 | 527,954 | 596,616 | 639,802 |
| 已發行股本 | **52,624** | 52,624 | 52,624 | 52,624 | 52,624 |
| 儲備 | **394,551** | 456,886 | 475,330 | 543,992 | 587,178 |
| | **447,175** | 509,510 | 527,954 | 596,616 | 639,802 |
| 營業額 | **756,179** | 864,485 | 699,458 | 731,589 | 1,024,529 |
| 經營(虧損)溢利 | **(89,290)** | 57,173 | 66,831 | (79,888) | (157,420) |
| 固定資產減值虧損撥備 | **–** | (56,597) | (157,579) | – | – |
| 商譽減值虧損撥備 | **–** | – | – | (50,886) | – |
| 應佔聯營公司業績 | **–** | (133) | 141 | (139) | (398) |
| 利息收入 | **6,113** | 18,147 | 28,223 | 21,177 | 27,706 |
| 利息開支 | **(22,250)** | (24,454) | (17,431) | (16,393) | (25,635) |
| 除税前虧損 | **(105,427)** | (5,864) | (79,815) | (126,129) | (155,747) |
| 税項 | **(667)** | (325) | (503) | (318) | (39) |
| 日常業務之除税後虧損 | **(106,094)** | (6,189) | (80,318) | (126,447) | (155,786) |
| 少數股東權益 | **43,755** | (12,267) | 51,595 | 29,348 | 44,125 |
| 本年度虧損淨額 | **(62,339)** | (18,456) | (28,723) | (97,099) | (111,661) |
| 每股基本虧損*(港仙)* | **(11.85)** | (3.51) | (5.46) | (18.45) | (21.21) |

# 董事會報告書

董事會謹此提呈本集團截至二零零二年十二月三十一日止年度之年報及經審核財務報告。

## 主要業務及業務分析

本公司為一間投資控股公司，其附屬公司主要從事船舶租賃、擁有船舶、貿易、運輸及倉儲業務。

本集團截至二零零二年十二月三十一日止年度之分部資料載於財務報告附註28。

## 業績及分派

本集團截至二零零二年十二月三十一日止年度之業績載於第15頁之綜合損益表。

董事會不建議派發任何股息（二零零一年：無）。

## 財務概要

有關本集團過去五個財政年度之業績及資產負債之概要載於第7頁。

## 固定資產

有關本集團固定資產於年內之變動詳情載於財務報告附註11。

## 附屬公司

有關本公司屬下各間主要附屬公司之詳情載於財務報告附註35。

## 有抵押銀行貸款及透支

有關本公司及本集團於結算日之有抵押銀行貸款及透支之詳情載於財務報告附註21。

## 儲備

有關本公司及本集團儲備於年內之變動詳情載於財務報告附註23。

# 董事會報告書

## 主要客戶及供應商

本集團最大及首五大客戶分別佔本集團於年內之營業總額約7%及28%。

本集團最大及首五大供應商分別佔本集團於年內之採購總額約21%及54%。

各董事、彼等之聯繫人士或就董事所知擁有本公司股本逾5%之股東概無擁有五大客戶或五大供應商之任何權益。

## 慈善捐款

本集團於年內之慈善捐款為72,000港元。

## 董事

以下為於本年度及截至本報告日期之在任董事：

*執行董事：* 吳少輝先生
吳錦華先生
吳其鴻先生
何健龍先生
何淑蓮女士

*非執行董事：* 蘇永雄先生
崔建華先生
徐志賢先生

根據本公司之公司組織章程細則，徐志賢先生將於應屆股東週年大會上告退，惟彼符合資格並願膺選連任。

擬於應屆股東週年大會上膺選連任之董事，概無與本集團訂立不可於一年內免付補償（法定補償除外）而終止之服務合約。



## 董事及高級管理人員之履歷

**吳少輝先生**，*主席兼董事總經理*

現年46歲，於一九九一年獲委任為本公司之董事，並於一九九四年獲委任為Jinhui Shipping and Transportation Limited（「Jinhui Shipping」）（本公司擁有約50.9%權益之附屬公司，其股份在奧斯陸證券交易所上市）之主席。吳先生為於一九八七年創辦本集團兩名人士之一，負責制訂本集團之策略性計劃，並監督本集團運作之一切事務。吳先生於航運業累積逾20年經驗，其中超過10年乃從事業務管理及中國貿易。

吳先生為吳錦華先生之兄及吳其鴻先生之弟，該兩位吳先生均為本公司董事（於下文披露）。

**吳錦華先生**，*執行董事*

現年40歲，於一九九一年獲委任為本公司之董事，並於一九九四年獲委任為Jinhui Shipping之董事總經理。吳先生乃於一九八七年創辦本集團之另一名人士，負責Jinhui Shipping之整體業務，尤其船舶租賃業務方面。吳先生持有加拿大University of Guelph文學士銜，並擁有英國Plymouth Polytechnic管理學文憑，主修航運。

**吳其鴻先生**，*執行董事*

現年49歲，於一九九一年獲委任為本公司之董事，並於一九九四年獲委任為Jinhui Shipping之董事。吳先生負責本集團在中國之投資事務，以及本集團之駁船及支線運輸服務。吳先生於航運業，尤其是香港與中國間之航運代理、駁船及支線運輸服務方面累積逾20年工作經驗。

**何健龍先生**，*執行董事*

現年57歲，於一九八七年加入本集團，並於一九九一年獲委任為本公司之董事。何先生負責船舶管理部。彼於航運業累積逾20年工作經驗。

**何淑蓮女士**，*執行董事兼公司秘書*

現年39歲，於一九九一年獲委任為本公司之公司秘書、於一九九三年獲委任為本公司之董事及於一九九四年獲委任為Jinhui Shipping之董事兼公司秘書。何女士負責本集團之財務管理及秘書事務。何女士擁有逾17年財務及管理經驗。在一九九一年加入本集團之前，彼任職於一間國際會計師行。何女士為特許公認會計師公會及香港會計師公會之資深會員。

## 董事及高級管理人員之履歷（續）

**蘇永雄先生**，*非執行董事*

現年50歲，於一九九四年獲委任為本公司及Jinhui Shipping之董事。蘇先生曾於香港及倫敦多間主要國際銀行及金融機構出任高級管理職位，故對國際金融業方面擁有豐富經驗。蘇先生現時為盈科保險集團有限公司（於香港上市）執行董事及首席營運總監，以及其他多間於香港及倫敦上市公司之董事。蘇先生為英國特許管理會計師公會及the Institute of Financial Services之會員。

**崔建華先生**，*獨立非執行董事*

現年48歲，於一九九三年獲委任為本公司之獨立非執行董事。崔先生在多間與中國有關之機構出任管理職位，累積豐富經驗。崔先生現為海外國際貿易有限公司及英美有色金屬有限公司之董事總經理。崔先生持有加拿大McMaster University文學碩士銜。

**徐志賢先生**，*獨立非執行董事*

現年45歲，於一九九四年獲委任為本公司之獨立非執行董事。徐先生曾出任投資及商人銀行主要管理職位，在中國市場之直接投資及經營累積豐富經驗。徐先生為新濠國際發展有限公司（於香港上市）之執行董事及其他多間於香港上市公司之董事。徐先生持有香港中文大學工商管理碩士銜及倫敦大學法律學士銜，並為加拿大註冊會計師協會及香港證券學會之會員。

## 董事之合約權益

除財務報告附註31所披露者外，於結算日或年內任何時間，本公司、其控股公司、同系附屬公司或附屬公司概無訂立其他而與本公司董事於其中直接或間接擁有重大權益之重要合約。



## 董事之股份權益及購入股份之權利

於結算日，董事持有本公司及聯繫公司之股本而根據證券(披露權益)條例(「披露權益條例」)第29條規定須於董事權益登記冊上予以記錄，或根據上市公司董事進行證券交易的標準守則通知本公司及香港聯合交易所有限公司之權益如下：

| 姓名 | 權益類別 | 本公司股份數目 | Jinhui Shipping 股份數目 |
|---|---|---|---|
| 吳少輝先生 | 個人、家族及公司以外之權益 | *附註* | *附註* |
| 吳錦華先生 | 個人、家族及公司以外之權益 | *附註* | *附註* |
| 吳其鴻先生 | 個人、家族及公司以外之權益 | *附註* | *附註* |
| 蘇永雄先生 | 家族權益 | 2,500,000 | 15,000 |

*附註：於結算日，Lorimer Limited(以一九九一年吳興波信託之受託人身份)為Fairline Consultants Limited全部已發行股本之合法擁有法人，而Fairline Consultants Limited則為303,856,282股本公司股份及494,049股Jinhui Shipping股份之合法及實益擁有法人。一九九一年吳興波信託為一項全權信託，其合資格受益人包括吳氏家族成員。吳少輝先生及吳錦華先生均為Fairline Consultants Limited之董事。*

除本文所披露者外，各董事或彼等之聯繫人士於結算日概無實益或非實益擁有本公司、其控股公司或其任何附屬公司及聯繫公司(定義見披露權益條例)之股份權益，而於年內任何時間，本公司、其控股公司或其任何附屬公司概無訂立任何安排，令董事或彼等各自之配偶或十八歲以下之子女可藉購入本公司或任何其他法人團體之股份或債券而得益。

## 主要股東

根據披露權益條例第16(1)條規定置存之主要股東登記冊所示，於結算日，下列股東持有本公司已發行股本10%或以上之權益：

| 股東名稱 | 持有本公司股份數目 |
|---|---|
| Fairline Consultants Limited | 303,856,282 |

## 購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於年內並無購買、出售或贖回任何本公司之上市證券。

## 審核委員會

審核委員會於一九九八年成立。委員會定期與高級管理人員及本公司之核數師舉行會議，檢討本集團所採用之會計原則及慣例，並討論有關核數、內部監控及財務申報之事宜。委員會之成員包括蘇永雄先生、崔建華先生及徐志賢先生，全部均為本公司之非執行董事。

## 最佳應用守則

除本公司之非執行董事並無指定任期而按本公司之公司組織章程細則於本公司之應屆股東週年大會上輪值告退及膺選連任外，本公司於整個年度均遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

## 核數師

續聘摩斯倫會計師事務所（*英國特許會計師、香港執業會計師*）為核數師之決議案將於應屆股東週年大會上提呈。

承董事會命
*執行董事*
**吳錦華**

香港，二零零三年四月九日



# 核數師報告書


mri
Moores Rowland

**致金輝集團有限公司各股東**

*（於香港註冊成立之有限公司）*

本核數師已完成審核載於第15頁至第54頁按照香港普遍接納之會計準則編製之財務報告。

**董事及核數師之責任**

公司條例規定董事須編製真實與公平之財務報告。在編製該等真實與公平之財務報告時，董事必須選定並貫徹採用合適之會計政策。

本核數師之責任乃根據我們審核工作之結果，對該等財務報告作出獨立意見，並向股東報告。

**意見之基礎**

本核數師乃按香港會計師公會頒佈之核數準則實行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時所作之重大估計和判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況及有否貫徹運用並足夠披露該等會計政策。

本核數師於策劃和進行審核工作時，均以取得一切我們認為必需之資料及解釋為目標，使能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作合理之確定。在作出意見時，本核數師亦已衡量該等財務報告所載資料在整體上是否足夠。本核數師相信審核工作已為下列意見建立合理之基礎。

**意見**

依照本核數師之意見，上述財務報告均真實與公平地反映　貴公司及　貴集團於二零零二年十二月三十一日之財務狀況及　貴集團截至該日止年度之虧損和現金流量，並已按照公司條例妥為編製。

**摩斯倫會計師事務所**

*英國特許會計師*

*香港執業會計師*

香港，二零零三年四月九日

# 綜合損益表

*截至二零零二年十二月三十一日止年度*

| | 附註 | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|---|
| **營業額** | 2 | **756,179** | 864,485 |
| 其他經營收入 | | **54,859** | 75,002 |
| 航海相關開支 | | **(470,012)** | (543,463) |
| 商品銷售成本 | | **(180,815)** | (226,270) |
| 員工成本 | | **(34,235)** | (39,453) |
| 其他經營開支 | | **(61,890)** | (70,342) |
| 其他(開支)收入淨額 | | **(85,173)** | 53,841 |
| 折舊及攤銷 | | **(68,203)** | (56,627) |
| **經營(虧損)溢利** | 3 | **(89,290)** | 57,173 |
| 固定資產減值虧損撥備 | | **–** | (56,597) |
| 應佔聯營公司業績 | | **–** | (133) |
| 利息收入 | | **6,113** | 18,147 |
| 利息開支 | 4 | **(22,250)** | (24,454) |
| **除税前虧損** | | **(105,427)** | (5,864) |
| 税項 | 7 | **(667)** | (325) |
| 日常業務之除税後虧損 | | **(106,094)** | (6,189) |
| 少數股東權益 | | **43,755** | (12,267) |
| **本年度虧損淨額** | 8 | **(62,339)** | (18,456) |
| **每股基本虧損***(港仙)* | 10 | **(11.85)** | (3.51) |

# 資產負債表

*於二零零二年十二月三十一日*

| | | 本集團 | | 本公司 | |
|---|---|---|---|---|---|
| | 附註 | 二零零二年<br>千港元 | 二零零一年<br>千港元 | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
| **資產及負債** | | | | | |
| **非流動資產** | | | | | |
| 固定資產 | 11 | **1,387,830** | 1,112,779 | **–** | – |
| 無形資產 | 12 | **134** | 148 | **–** | – |
| 佔附屬公司之權益 | 13 | **–** | – | **501,331** | 520,539 |
| 佔聯營公司之權益 | 14 | **(28)** | (28) | **–** | – |
| 其他投資 | 15 | **40,320** | 54,151 | **5,000** | 5,000 |
| 其他非流動資產 | 16 | **26,188** | 3,626 | **–** | – |
| | | **1,454,444** | 1,170,676 | **506,331** | 525,539 |
| **流動資產** | | | | | |
| 存貨 | 17 | **31,107** | 20,687 | **–** | – |
| 短期投資 | 18 | **31,376** | 29,394 | **4,684** | 1,735 |
| 應收貿易賬項 | 19 | **67,012** | 78,296 | **–** | – |
| 預付款項、按金及其他應收賬項 | | **26,855** | 81,820 | **166** | 289 |
| 已抵押存款 | 26(b) | **30,470** | 7,369 | **–** | – |
| 銀行結存及現金 | | **85,974** | 207,626 | **515** | 708 |
| | | **272,794** | 425,192 | **5,365** | 2,732 |
| **流動負債** | | | | | |
| 應付貿易賬項 | 20 | **57,104** | 68,553 | **–** | – |
| 應計費用及其他應付賬項 | | **82,966** | 84,301 | **3,251** | 517 |
| 税項 | | **465** | 387 | **–** | – |
| 有抵押銀行貸款 | 21 | **62,538** | 65,785 | **–** | – |
| 有抵押銀行透支 | 21 | **37,107** | 47,519 | **15,354** | 7,474 |
| | | **240,180** | 266,545 | **18,605** | 7,991 |
| **流動資產(負債)淨值** | | **32,614** | 158,647 | **(13,240)** | (5,259) |
| **資產總值減流動負債** | | **1,487,058** | 1,329,323 | **493,091** | 520,280 |
| **非流動負債** | | | | | |
| 有抵押銀行貸款 | 21 | **690,665** | 426,844 | **–** | – |
| **少數股東權益** | | **349,218** | 392,969 | **–** | – |
| **資產淨值** | | **447,175** | 509,510 | **493,091** | 520,280 |

# 資產負債表

*於二零零二年十二月三十一日*

| | | 本集團 | | 本公司 | |
|---|---|---|---|---|---|
| | 附註 | **二零零二年** | 二零零一年 | **二零零二年** | 二零零一年 |
| | | ***千港元*** | *千港元* | ***千港元*** | *千港元* |
| **資本及儲備** | | | | | |
| 已發行股本 | *22* | **52,624** | 52,624 | **52,624** | 52,624 |
| 儲備 | *23* | **394,551** | 456,886 | **440,467** | 467,656 |
| | | **447,175** | 509,510 | **493,091** | 520,280 |

董事會已於二零零三年四月九日批准及授權頒佈

*主席兼董事總經理*
**吳少輝**

*執行董事*
**吳錦華**

# 股東權益變動表

*截至二零零二年十二月三十一日止年度*

| 本集團 | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
|---|---|---|
| 於一月一日之股東權益 | **509,510** | 527,954 |
| 綜合賬目而產生之滙兑儲備 | **4** | 6 |
| 出售聯營公司而撥出 | **–** | 6 |
| 於損益表中未確認之收益淨額 | **4** | 12 |
| 本年度虧損淨額 | **(62,339)** | (18,456) |
| **於十二月三十一日之股東權益** | **447,175** | 509,510 |

| 本公司 | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
|---|---|---|
| 於一月一日之股東權益 | **520,280** | 557,565 |
| 本年度虧損淨額 | **(27,189)** | (37,285) |
| **於十二月三十一日之股東權益** | **493,091** | 520,280 |

# 綜合現金流量表

*截至二零零二年十二月三十一日止年度*

| | 附註 | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
|---|---|---|---|
| **經營業務** | | | |
| 經營業務所得之現金 | 24(a) | **20,257** | 173,347 |
| 已付利息 | | **(22,127)** | (26,388) |
| 已付香港利得税 | | **(589)** | (455) |
| **經營業務(所用)所得之現金淨額** | | **(2,459)** | 146,504 |
| **投資活動** | | | |
| 購買固定資產 | | **(408,736)** | (319,992) |
| 出售固定資產(除投資物業外)所得 | | **43,725** | 929 |
| 出售投資物業所得 | | **4,840** | 1,415 |
| 終止收費公路投資項目所得 | | **13,650** | – |
| 出售附屬公司所得 | 24(b) | **1,000** | – |
| 已收利息 | | **6,313** | 20,106 |
| 墊支貸款淨額 | | **(866)** | – |
| 已收股息及投資收入(包括已收路費) | | **14,797** | 9,374 |
| 給予聯營公司之借款淨額 | | **–** | (43) |
| **投資活動所用之現金淨額** | | **(325,277)** | (288,211) |
| **融資活動** | | | |
| 新增銀行貸款 | | **343,161** | 270,292 |
| 償還銀行貸款 | | **(103,564)** | (58,967) |
| 已抵押存款(增加)減少 | | **(23,101)** | 40,473 |
| 支付少數股東股息 | | **–** | (2,500) |
| **融資活動所得之現金淨額** | | **216,496** | 249,298 |
| **現金及現金等值項目之(減少)增加淨額** | | **(111,240)** | 107,591 |
| **一月一日結存之現金及現金等值項目** | | **160,107** | 52,516 |
| **十二月三十一日結存之現金及現金等值項目** | 24(c) | **48,867** | 160,107 |



## 1. 主要會計政策

本財務報告乃按照香港會計師公會(「會計師公會」)頒佈之會計實務準則及詮譯、香港普遍接納之會計準則及公司條例而編製。該等財務報告亦符合香港聯合交易所有限公司證券上市規則之適用披露規定。以下是本集團所採用之主要會計政策概要。

**新增及經修訂會計實務準則(「會計實務準則」)之影響**

本集團已採用會計師公會頒佈適用於二零零二年一月一日或以後開始生效之新增及經修訂會計實務準則。下列是對本集團有重要影響之新增及經修訂之會計實務準則:

| | |
|---|---|
| 會計實務準則第1號(經修訂) | 財務報告之呈列 |
| 會計實務準則第11號(經修訂) | 外幣換算 |
| 會計實務準則第15號(經修訂) | 現金流量表 |
| 會計實務準則第34號 | 僱員福利 |

*財務報告之呈列*

此項會計實務準則所作修訂之主要影響為本集團須編製股東權益變動表以取代綜合已確認損益報表及綜合股東權益變動對賬表。

*外幣換算*

此項會計實務準則所作修訂之主要影響為海外附屬公司之損益表須按年內平均滙率而非結算日當日之適用滙率換算。於過往年度,海外附屬公司之損益表乃按結算日當日之適用滙率換算。然而,本年度內處理該等項目之變動對本財務報告並無重大影響。

*現金流量表*

此項經修訂之會計實務準則要求於編製現金流量表時,將年內之現金流量分類為經營業務、投資及融資活動。除非可將所得稅所產生之現金流量清楚分辨為屬於投資活動或融資活動,否則有關現金流量將在經營業務下披露。

*僱員福利*

採納此項會計實務準則對以往就僱員福利所採納之會計處理方法並未構成重大變動。

# 財務報告附註

*截至二零零二年十二月三十一日止年度*

## 1. 主要會計政策 *(續)*

### 編製基準

本財務報告之編製基準乃根據歷史成本編製，就投資物業、租約土地與樓宇及機動船舶與修葺之重估及若干證券投資之市場價值予以修訂調整，詳情見下列會計政策。

### 綜合賬目基準

綜合財務報告包括本公司及其附屬公司截至每年十二月三十一日止之財務報告。於年內購入或出售之附屬公司之業績分別由購入或出售之生效日期起計入綜合損益表內處理。

所有集團內公司間之重大交易及結餘已於綜合賬目內對銷。

### 商譽

綜合賬目內之商譽或負商譽是於收購附屬公司時，所支付之成本超出或低於收購當日集團應佔該附屬公司資產之公平價值而產生的。

於二零零一年一月一日前因收購而產生之商譽乃自綜合儲備撇銷，並須根據會計實務準則第31號進行商譽減值評估。負商譽則計入資本儲備。

於二零零一年一月一日後因收購而產生之商譽被確認為無形資產，並按直線法於不超過20年之估計可使用年期內攤銷。任何因收購而產生之負商譽被列賬為商譽之減少，並按照對產生有關結餘之情況進行分析並計入損益表內。

於出售附屬公司時，其尚餘未攤銷商譽或未撥出負商譽之應佔金額則於釐定溢利或虧損時計入。

### 收入確認

收入乃在經濟利益可能歸於本集團及收入與成本(如適用)能可靠地衡量之情況下始入賬確認。

*經營船舶租賃或擁有船舶業務之收入*按完成航程之時間百分比入賬。

*貿易收入*於交付貨品及轉移其擁有權時予以確認。

## 1. 主要會計政策 *(續)*

**收入確認** *(續)*

*運輸收入*於提供服務期間內確認。

*倉儲收入*乃於物業出租期間於租約期內按直線基準確認。

*股息及投資收入*乃於股東收取有關款項之權利已確立時入賬。

*其他利息收入*乃根據未償還本金及適用利率按時間比例確認。

**進塢、維修及檢定成本**

船舶維修及檢定成本乃於產生時計為支出。進塢及特殊檢定成本乃於為期二至三年之進塢週期內作出遞延及攤銷。在船舶出售時，任何有關之未攤銷成本會轉撥至損益表。

**外幣換算**

外幣交易乃按交易當日之適用滙率換算。於結算日以外幣為單位之貨幣資產及負債乃按照當日之適用滙率重新換算。滙兌差額均已計入損益表內處理。

在編製綜合賬目時，海外附屬公司之資產負債表均按結算日之適用滙率換算，而損益表則按年內平均滙率換算。編製綜合賬目所產生之所有滙兌差額均撥入儲備內處理。

**經營租約**

倘有關租約規定資產擁有權所附帶之絕大部份回報及風險仍屬出租公司所有，皆計為經營租約。

就有關期租租船合約之經營租約所收取之租金收入及所支付之款項均按已完成之百分比基準確認為收入及開支。其他經營租約之應收或應付租金以直線法按租約期入賬並分別確認為收入及開支。

## 1. 主要會計政策 *(續)*

**稅項**

稅項開支根據年度業績就毋須課稅或不可扣稅之項目作出調整後計算。若干收支項目在稅務上與在財務報表內因於不同會計期間確認，故此產生時間差距。時間差距之稅務影響會採用負債法計算，並於負債或資產於預見將來可能會出現時在財務報表內確認為遞延稅項。除非該遞延稅項資產之變現已無合理疑點，否則不會被確認。

**僱員福利**

本集團實施定額供款退休金計劃及強制性公積金計劃。

定額供款退休金計劃之供款承擔於產生時於損益表內確認為開支，並扣減因僱員在供款未全數撥歸僱員所有前退出該計劃而沒收之僱主供款。該計劃之資產交由獨立管理之基金所持有，與本集團之資產分開。

香港強制性公積金計劃條例所規定之強制性公積金計劃供款乃於產生時於損益表內扣除。

**固定資產**

*投資物業*乃指於建築工程及發展經已竣工及就其投資潛力擬作長期持有之土地及樓宇之權益。投資物業按每年專業估值得出之公開市值列賬。投資物業價值之變動均列作投資物業重估儲備變動處理。倘此項儲備之總數(按整個物業組合基準)不足以彌補虧絀，多出之虧絀於損益表內扣除。於出售投資物業時，有關就過往估值而變現之投資物業重估儲備將在損益表內扣除。

*租約土地及樓宇*按成本減累計折舊及減值虧損列賬，惟一租約土地及樓宇則按專業估值師於一九九四年以公開市場現有用途基準作出之估值減累計折舊及減值虧損列賬。

*發展中物業及建造中船舶*按成本扣除減值虧損撥備列賬。

於一九九四年五月前購入之*機動船舶及修葺*，乃按三間船舶經紀行於一九九四年以無出租基準之公開市值所作之平均估值減累計折舊及減值虧損列賬。於一九九四年五月後購入之機動船舶及修葺，則按成本減累計折舊及減值虧損列賬。

## 1. 主要會計政策(續)

**固定資產(續)**

*其他固定資產*按成本減累計折舊及減值虧損列賬。

本集團乃引用會計師公會頒佈之會計實務準則第17號《物業、廠房及設備》第80段所載之過渡性寬免規定，毋須對一九九五年九月三十日前按重估價值列賬之若干租約土地與樓宇及機動船舶與修葺定期作出重估，故此並無對整個類別之租約土地與樓宇及機動船舶與修葺進行任何重估。

資產之成本包括其購買價及任何令資產達致原訂用途所需操作狀況及地點之直接應計成本。在將資產回復至其正常操作狀況之支出乃於損益表內扣除。修葺成本均資本化，並按其預期可用年期折舊。

出售或棄置資產時產生之收益或虧損指出售所得款項淨額與資產賬面值之差額，並於損益表內確認為收入或開支。

**固定資產折舊**

剩餘租約年期超逾20年之投資物業，與及竣工前之發展中物業及建造中船舶，均不作折舊撥備。

機動船舶之折舊方法為於其估計可使用年期內按直線法撇銷成本或估值(已扣除估計剩餘價值)，估計可使用年期是由全面運作之日期起計25年。

下列其他固定資產之折舊方法，乃按由全面運作日期起計之估計可使用年期，以直線法按以下所述撇銷其成本或估值(已扣除估計剩餘價值)：

| | |
|---|---|
| 租約土地 | 尚餘租約期內 |
| 樓宇 | 3%(年率) |
| 船舶修葺 | 20% - 40%(年率) |
| 廠房設備及機器 | 20%(年率) |
| 租賃物業裝修 | 20% - 30%(年率) |
| 遊艇、傢俬及設備 | 6% - 25%(年率) |

**無形資產**

無形資產指會所入會之轉讓費，乃按直線基準分20年攤銷。

## 1. 主要會計政策(*續*)

### 附屬公司

根據公司條例，附屬公司指本公司直接或間接地，持有其過半數投票權或已發行股本，或控制其董事會之組成或等同具有監控力的部門之公司。附屬公司之投資乃於綜合財務報告內綜合列賬。在本公司之資產負債表內，附屬公司之投資乃按成本值扣除累計減值虧損列賬。各附屬公司之投資賬面值將各自減值至其可收回金額。

### 聯營公司

聯營公司為除本公司附屬公司或合營企業外，本公司可對其運用重大影響力之公司。

綜合損益表包括本年度本集團應佔其聯營公司之收購後業績。在綜合資產負債表內，於聯營公司之權益乃按本集團應佔聯營公司之資產淨值加收購時所付溢價或減收購時所收折讓(指尚未予以撇銷或攤銷之溢價或折讓)列賬。

當本集團與其聯營公司進行交易時，除非未變現之虧損可證明資產之減值經已轉讓，否則未變現之損益均互相對銷並以本集團於有關聯營公司所佔之權益為限。

### 其他投資

*收費公路*

收費公路之投資成本乃按年基準於有權收取路費之期間內攤銷。收費公路之投資乃按成本減累計攤銷及減值虧損列賬。終止收費公路投資項目之收益或虧損，指在終止項目期間內以應收所得款項淨額與收費公路投資賬面值之差額入賬。

*合作合營企業*

本集團並非與其他合營方有共同控制權之合營企業(本集團並無行使控制權或無重大影響力)以其他投資入賬。於合作合營企業之投資以成本值減累計攤銷及減值虧損列賬。於合作合營企業之投資成本於各自之合營合約期內攤銷。投資收入按應收基準及按合營協議之規定確認。利潤分配安排不一定與合營各方之股本出資比例相同。於合營期終結時，合營企業所有資產之業權復歸合夥人所有。

## 1. 主要會計政策 *(續)*

### 其他投資 *(續)*

*非上市會所債券*

非上市會所債券以成本值列賬，並須於各申報日作出減值審查以反映任何預期並非短暫性質之減值。減值虧損金額於減值期內入賬確認為開支。出售非上市會所債券之收益或虧損，指在出售期間以出售所得款項淨額與債券賬面值之差額入賬。

### 短期投資

短期證券投資於資產負債表以其公平價值列賬。持有短期證券投資之未變現損益均計入損益表內。

出售短期證券投資之收益或虧損，指在出售期間以出售所得款項淨額與證券賬面值之差額入賬。

### 存貨

存貨包括船舶物料(包括燃料)及商品。

首批船舶物料乃資本化以作船舶之部份成本。其後購買之船舶物料若於本年度消耗乃撥為經營開支。於結算日未用之船舶物料乃按其成本及可變現淨值兩者之較低者結轉為存貨。商品乃按其成本及可變現淨值兩者之較低者入賬。

成本包括所有購貨成本及(如適用)將存貨運至現時之地點及達致目前狀況之其他成本，乃以先入先出法計算。可變現淨值乃指於日常業務中估計售價減出售所必要之估計成本。

### 資產減值

於每個結算日，本集團均對有形及無形資產的賬面值進行審查，以確定是否有跡象顯示這些資產已發生減值虧損。倘出現減值虧損跡象時，則需要評估該資產之可收回金額。

*計算可收回金額*

資產之可收回金額是以其出售淨值及可使用價值的較高者為準。於評估可使用價值時，估計未來現金流量會使用除稅前折現率折現至其現值，此可反映金錢時間價值的現有市場評估及資產的特定風險。倘個別資產未能獨立估計其可收回金額，本集團則按資產所屬的產生現金單位(即可獨立持續產生現金流量的最少資產組別)釐定可收回金額。

# 財務報告附註

*截至二零零二年十二月三十一日止年度*

## 1. 主要會計政策 *(續)*

**資產減值** *(續)*

*計算可收回金額(續)*

如估計資產或產生現金單位之可收回金額低於其賬面值，則該資產或產生現金單位的賬面值將減低至其可收回金額。減值虧損會即時確認為開支，除非相關資產是以重估金額列賬，在這種情況下，減值虧損會作為重估價值減少處理。

*減值虧損撥回*

倘可用作釐定可收回金額的估計出現變動，便會撥回減值虧損。撥回減值虧損以於過往年度並無確認任何減值虧損的資產所釐定的賬面值為限。減值虧損的撥回即時確認為收入，除非相關資產是以重估金額入賬，在這種情況下，減值虧損撥回會作為重估價值增加處理。

**撥備**

當因過往事件而出現現時法律或推定責任，而可能須就解除責任而撥付可帶來經濟利益之資源時，並且可就責任之款額作出可靠估計時確認撥備，在發生已作撥備之支出時，該等撥備乃於產生年度時，自有關撥備中扣除。撥備乃於各結算日檢討並調整，以反映現時最佳估計值。倘金錢之時間價值具有重要影響力時，撥備之金額為預期清償責任所需支出之現值。

**現金等值項目**

就綜合現金流量表而言，現金等值項目指隨時可轉換為已知金額現金以及無重大價值變動風險之短期高度流動性投資，並包括已扣除之銀行透支。

**關連人士**

如果交易一方可在財務及業務決策上直接或間接控制另一方或對另一方產生重大影響，則被視為關連人士。如果雙方均受共同控制或共同重大影響亦被視為有關連。

**分部報告**

根據本集團之內部財務申報，本集團決定以業務分部作為主要之財務報告申報形式，並以地區分部分析作為次要申報形式。

## 1. 主要會計政策*(續)*

### 分部報告*(續)*

分部收入、開支、業績、資產及負債包括可直接歸於分部之項目，以及可按合理基準分配予該分部之項目。分部資本開支為於年內收購預期使用超過一年之分部資產而產生之總成本。不予分配項目主要包括財務資產、銀行透支、財務開支及少數股東權益。

## 2. 營業額及收入

本公司之主要業務為投資控股，其附屬公司主要從事船舶租賃、擁有船舶、貿易、運輸及倉儲業務。

營業額及收入之種類分析如下：

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| **營業額** | | |
| 運費及船租： | | |
| 自置船舶於期租租船合約之租金收入 | **215,403** | 191,970 |
| 其他租船合約之運費及租金收入 | **328,238** | 421,286 |
| 貿易 | **209,098** | 248,087 |
| 運輸及倉儲 | **3,440** | 3,142 |
| | **756,179** | 864,485 |
| **其他收入** | | |
| 合作合營企業之股息及投資收入 | **9,759** | 8,172 |
| 利息收入 | **6,113** | 18,147 |
| **收入** | **772,051** | 890,804 |

## 3. 經營(虧損)溢利

經營(虧損)溢利已扣除(計入)下列各項：

| | 本集團 | |
|---|---|---|
| | 二零零二年 *千港元* | 二零零一年 *千港元* |
| 核數師酬金 | **675** | 675 |
| 存貨成本 | **230,481** | 266,798 |
| 期租租船合約之租金付款 | **238,645** | 316,997 |
| 土地及樓宇之經營租約租金 | **5,102** | 4,667 |
| 外幣滙兑虧損(收益)(包括未變現撥備) | **55,356** | (51,726) |
| 出售／撇銷固定資產(除投資物業外)所得虧損 | **4,699** | 483 |
| 出售投資物業所得虧損 | **860** | 385 |
| 出售附屬公司及聯營公司所得虧損 | **-** | 176 |
| 出售短期投資所得虧損淨額，包括未變現之持有虧損 10,131,000港元(二零零一年：7,456,000港元) | **10,888** | 20,471 |
| 終止收費公路投資項目所得收益 | **(4,222)** | - |
| 其他投資減值虧損撥備(已包括在其他經營開支內) | **114** | 11,700 |
| 固定資產減值虧損撥備(已包括在其他經營開支內) | **12,661** | - |
| 投資物業重估虧絀 | **2,000** | 500 |
| 呆壞賬撥備(撥備撥回) | **1,980** | (8,249) |
| 應收索償撥備 | **30,200** | - |
| 索償撥備撥回 | **-** | (5,460) |
| 退休福利計劃供款，已扣除沒收之供款345,000港元 (二零零一年：1,190,000港元) | **1,485** | 975 |
| 投資物業經營租約收入912,000港元 (二零零一年：1,045,000港元)，在扣除開支後所得租金 | **(873)** | (963) |

*截至二零零二年十二月三十一日止年度*

## 4. 利息開支

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 銀行貸款及透支利息： | | |
| 須於五年內全數償還 | **6,780** | 12,061 |
| 毋須於五年內全數償還 | **15,470** | 12,393 |
| | **22,250** | 24,454 |

## 5. 董事酬金

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 董事袍金 | **5,972** | 5,972 |
| 其他酬金： | | |
| 薪金及其他福利 | **4,088** | 4,086 |
| 退休福利計劃供款 | **89** | 89 |
| | **10,149** | 10,147 |

董事酬金包括年內支付予非執行董事之袍金60,000港元（二零零一年：60,000港元）。

董事酬金所屬之範圍如下：

| | 董事人數 | |
|---|---|---|
| | 二零零二年 | 二零零一年 |
| 0港元－1,000,000港元 | **4** | 4 |
| 1,500,001港元－2,000,000港元 | **1** | 1 |
| 2,000,001港元－2,500,000港元 | **1** | 1 |
| 2,500,001港元－3,000,000港元 | **1** | 1 |
| 3,000,001港元－3,500,000港元 | **1** | 1 |
| | **8** | 8 |

## 6. 僱員酬金

最高薪酬之五位僱員包括四位(二零零一年：四位)董事，其酬金詳情載於上文附註5，其餘一位(二零零一年：一位)僱員之酬金如下：

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 薪金及其他福利 | **1,808** | 1,786 |
| 退休福利計劃供款 | **30** | 30 |
| | **1,838** | 1,816 |

餘下一位(二零零一年：一位)最高薪酬之非董事僱員酬金所屬之範圍如下：

| | 人數 | |
|---|---|---|
| | 二零零二年 | 二零零一年 |
| 1,500,001港元－2,000,000港元 | **1** | 1 |

## 7. 稅項

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 本公司及其附屬公司： | | |
| 香港利得稅： | | |
| 本年度 | **670** | 230 |
| 往年度之(超額)不足撥備 | **(3)** | 95 |
| | **667** | 325 |

## 7. 税項（續）

香港利得税乃根據年內於香港之估計應課税溢利按16%（二零零一年：16%）之税率提撥準備。董事認為，本集團大部份收入均非於香港產生或源自香港，故應毋須繳納香港利得税。本集團在其他有經營業務之司法權區一概毋須繳納税款。

本年度尚未計入之遞延税項主要組成部份如下：

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
| 折舊超逾有關免税額之差額 | **(6,845)** | (289) |
| 所產生之税務虧損 | **(7,655)** | (59) |
| | **(14,500)** | (348) |

## 8. 本年度虧損淨額

本年度虧損淨額中包括一項已撥入本公司之財務報告中處理之虧損27,189,000港元（二零零一年：37,285,000港元）。

## 9. 股息

董事會經決議就本年度不建議派發任何末期股息（二零零一年：無）。由於本年度亦無宣派任何中期股息（二零零一年：無），故此整個二零零二年並無任何股息派發（二零零一年：無）。

## 10. 每股虧損

年內之每股基本虧損乃根據本年度之虧損淨額62,339,000港元（二零零一年：18,456,000港元）及年內已發行股份之加權平均數526,242,488（二零零一年：526,242,488）股計算。

由於上述兩年內均無發行任何潛在普通股，故並無呈列每股攤薄虧損。

## 11. 固定資產

本集團

| | 投資物業 | 租約土地及樓宇 | 發展中物業 | 機動船舶及修葺 | 建造中船舶 | 廠房設備及機器 | 租賃物業裝修、遊艇、傢俬及設備 | 總額 |
|---|---|---|---|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| **成本或估值** | | | | | | | | |
| 於二零零二年一月一日 | 23,500 | 210,670 | 69,356 | 1,361,671 | 103,181 | 1,300 | 32,650 | 1,802,328 |
| 添置 | - | - | - | 8,171 | 399,387 | - | 1,178 | 408,736 |
| 出售／撇銷 | (5,700) | - | - | (113,401) | - | - | (1,653) | (120,754) |
| 重估 | (2,000) | - | - | - | - | - | - | (2,000) |
| 完成時轉撥 | - | - | - | 502,568 | (502,568) | - | - | - |
| **於二零零二年十二月三十一日** | **15,800** | **210,670** | **69,356** | **1,759,009** | **-** | **1,300** | **32,175** | **2,088,310** |
| **累計折舊及減值虧損** | | | | | | | | |
| 於二零零二年一月一日 | - | 131,177 | 54,356 | 476,184 | - | 957 | 26,875 | 689,549 |
| 本年度折舊 | - | 1,558 | - | 61,072 | - | 84 | 2,186 | 64,900 |
| 出售／撇銷時對銷 | - | - | - | (65,019) | - | - | (1,611) | (66,630) |
| 本年度減值虧損 | - | 7,686 | - | 4,975 | - | - | - | 12,661 |
| **於二零零二年十二月三十一日** | **-** | **140,421** | **54,356** | **477,212** | **-** | **1,041** | **27,450** | **700,480** |
| **賬面淨值** | | | | | | | | |
| **於二零零二年十二月三十一日** | **15,800** | **70,249** | **15,000** | **1,281,797** | **-** | **259** | **4,725** | **1,387,830** |
| 於二零零二年一月一日 | 23,500 | 79,493 | 15,000 | 885,487 | 103,181 | 343 | 5,775 | 1,112,779 |
| **固定資產於二零零二年十二月三十一日之成本或估值分析** | | | | | | | | |
| 成本 | - | 157,670 | 69,356 | 1,414,327 | - | 1,300 | 32,175 | 1,674,828 |
| 專業估值： | | | | | | | | |
| 一九九四年 | - | 53,000 | - | 344,682 | - | - | - | 397,682 |
| 二零零二年 | 15,800 | - | - | - | - | - | - | 15,800 |
| | **15,800** | **210,670** | **69,356** | **1,759,009** | **-** | **1,300** | **32,175** | **2,088,310** |

## 11. 固定資產（續）

本集團投資物業於結算日由獨立專業測量師美聯測量師有限公司按公開市值重估。

倘下列類別之固定資產並無於結算日進行重估，則其成本減累計折舊及減值虧損之賬面值應為下列金額：

| | 本集團 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | ***千港元*** | *千港元* |
| 租約土地及樓宇 | **70,249** | 79,493 |
| 機動船舶及修葺 | **1,281,797** | 885,487 |

所有機動船舶與修葺及投資物業均作為經營租約使用而持有。

本集團物業之賬面淨值分析如下：

| | 本集團 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | ***千港元*** | *千港元* |
| 中期租約： | | |
| 在香港之發展中物業 | **15,000** | 15,000 |
| 長期租約： | | |
| 在香港之租約土地及樓宇 | **69,962** | 79,187 |
| 在香港以外地區之租約土地及樓宇 | **287** | 306 |
| 在香港之投資物業 | **15,800** | 23,500 |
| | **101,049** | 117,993 |

## 12. 無形資產

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 會所入會之轉讓費 | | |
| **成本** | | |
| 於一月一日及於十二月三十一日 | **250** | 250 |
| **累計攤銷** | | |
| 於一月一日 | **102** | 87 |
| 本年度攤銷 | **14** | 15 |
| 於十二月三十一日 | **116** | 102 |
| **賬面淨值** | | |
| 於十二月三十一日 | **134** | 148 |

## 13. 佔附屬公司之權益

| | 本公司 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 在奧斯陸證券交易所上市之股份，按成本 | **351,702** | 351,702 |
| 非上市股份，按成本 | **13** | 13 |
| | **351,715** | 351,715 |
| 應收附屬公司之賬項減撥備淨額 | **153,462** | 172,394 |
| 應付附屬公司之賬項 | **(3,846)** | (3,570) |
| | **501,331** | 520,539 |

有關本公司屬下主要附屬公司之詳情載於財務報告附註35。

其中一間附屬公司Jinhui Shipping於結算日之市值約為66,321,000港元（二零零一年：56,678,000港元），其股份乃於奧斯陸證券交易所上市。



## 14. 佔聯營公司之權益

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
| 應佔資產淨值 | **23** | 23 |
| 應付聯營公司之賬項 | **(51)** | (51) |
| | **(28)** | (28) |

## 15. 其他投資

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零二年<br>千港元 | 二零零一年<br>千港元 | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
| 收費公路，按成本 | **15,600** | 15,600 | **-** | - |
| 減： 累計攤銷 | **(6,172)** | (5,414) | **-** | - |
| 終止項目時對銷 | **(9,428)** | - | **-** | - |
| | **-** | 10,186 | **-** | - |
| 合作合營企業，按成本 | **78,648** | 78,648 | **-** | - |
| 減： 累計攤銷 | **(21,722)** | (19,191) | **-** | - |
| 累計減值虧損 | **(24,016)** | (24,016) | **-** | - |
| | **32,910** | 35,441 | **-** | - |
| 非上市會所債券，按成本 | **8,524** | 8,524 | **5,000** | 5,000 |
| 減： 減值虧損撥備 | **(114)** | - | **-** | - |
| 出售 | **(1,000)** | - | **-** | - |
| | **7,410** | 8,524 | **5,000** | 5,000 |
| 非上市投資，按成本 | **11,700** | 11,700 | **-** | - |
| 減： 減值虧損撥備 | **(11,700)** | (11,700) | **-** | - |
| | **-** | - | **-** | - |
| | **40,320** | 54,151 | **5,000** | 5,000 |

## 16. 其他非流動資產

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 遞延進塢開支，按成本 | **14,398** | 14,539 |
| 減：撇銷數額 | **(10,210)** | (10,913) |
| | **4,188** | 3,626 |
| 應收貸款 | **26,000** | 23,000 |
| 減：列入流動資產之數額 | **(4,000)** | (23,000) |
| 超過一年後到期之應收貸款 | **22,000** | – |
| | **26,188** | 3,626 |

## 17. 存貨

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 船舶物料 | **1,639** | 2,435 |
| 商品 | **29,468** | 18,252 |
| | **31,107** | 20,687 |

於結算日之存貨按成本列賬。



## 18. 短期投資

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **二零零二年 千港元** | 二零零一年 千港元 | **二零零二年 千港元** | 二零零一年 千港元 |
| 債務證券，按公平價值： | | | | |
| 在香港以外地區上市 | **744** | 643 | **–** | – |
| 非上市 | **7,761** | 15,522 | **–** | – |
| | **8,505** | 16,165 | **–** | – |
| 股本證券，按公平價值： | | | | |
| 在香港上市 | **21,316** | 10,792 | **4,684** | 1,735 |
| 在香港以外地區上市 | **1,555** | 2,437 | **–** | – |
| | **22,871** | 13,229 | **4,684** | 1,735 |
| | **31,376** | 29,394 | **4,684** | 1,735 |

## 19. 應收貿易賬項

給予租船人之信貸條款視乎不同種類之船舶而定。信貸條款可由15至60日不等。

給予貿易客戶之信貸條款視乎客戶之財務評級及付款紀錄而定。所有客戶均設有信貸限額，並僅在高級管理層批准後方可修訂。一般信貸期為銷售發生當月後60至120日內付款。

## 19. 應收貿易賬項 *(續)*

應收貿易賬項(已扣除呆壞賬撥備)之賬齡分析如下：

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 0 — 90日 | **41,640** | 58,518 |
| 91 — 180日 | **22,102** | 16,823 |
| 181 — 365日 | **2,484** | 1,618 |
| 365日以上 | **786** | 1,337 |
| | **67,012** | 78,296 |

## 20. 應付貿易賬項

應付貿易賬項之賬齡分析如下：

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 0 — 90日 | **45,623** | 54,792 |
| 91 — 180日 | **711** | 984 |
| 181 — 365日 | **740** | 637 |
| 365日以上 | **10,030** | 12,140 |
| | **57,104** | 68,553 |



## 21. 有抵押銀行貸款及透支

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零二年<br>千港元 | 二零零一年<br>千港元 | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
| 有抵押銀行貸款及透支之到期日如下： | | | | |
| 一年內 | **99,645** | 113,304 | **15,354** | 7,474 |
| 一年後至兩年內 | **62,608** | 58,830 | **–** | – |
| 兩年後至五年內 | **188,463** | 109,632 | **–** | – |
| 五年後 | **439,594** | 258,382 | **–** | – |
| | **790,310** | 540,148 | **15,354** | 7,474 |
| 減： 列入流動負債之數額 | | | | |
| 有抵押銀行貸款 | **(62,538)** | (65,785) | **–** | – |
| 有抵押銀行透支 | **(37,107)** | (47,519) | **(15,354)** | (7,474) |
| 列入非流動負債之數額 | **690,665** | 426,844 | **–** | – |

## 22. 已發行股本

| | 本公司 | |
|---|---|---|
| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
| *法定：* | | |
| 1,000,000,000股每股面值0.10港元之普通股 | **100,000** | 100,000 |
| *已發行及繳足：* | | |
| 526,242,488股每股面值0.10港元之普通股 | **52,624** | 52,624 |

## 23. 儲備

本集團

| | 股本溢價 | 資本儲備 | 資本<br>贖回儲備 | 累計溢利<br>(虧損) | 總額 |
|---|---|---|---|---|---|
| | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* |
| 於二零零一年一月一日 | 288,733 | 139,640 | 2,023 | 44,934 | 475,330 |
| 綜合賬目而產生之滙兑儲備 | – | 6 | – | – | 6 |
| 出售聯營公司而撥出 | – | 6 | – | – | 6 |
| 本年度虧損淨額 | – | – | – | (18,456) | (18,456) |
| 於二零零一年十二月三十一日 | 288,733 | 139,652 | 2,023 | 26,478 | 456,886 |
| 綜合賬目而產生之滙兑儲備 | – | 4 | – | – | 4 |
| 本年度虧損淨額 | – | – | – | (62,339) | (62,339) |
| **於二零零二年十二月三十一日** | **288,733** | **139,656** | **2,023** | **(35,861)** | **394,551** |

股本溢價賬目及資本贖回儲備之運用分別受公司條例第48B及49H條監管。資本儲備乃根據有關附屬公司及聯營公司之商譽及外幣換算之會計政策而設立及處理。

本公司

| | 股本溢價 | 資本儲備 | 資本<br>贖回儲備 | 累計溢利 | 總額 |
|---|---|---|---|---|---|
| | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* |
| 於二零零一年一月一日 | 288,733 | – | 2,023 | 214,185 | 504,941 |
| 本年度虧損淨額 | – | – | – | (37,285) | (37,285) |
| 於二零零一年十二月三十一日 | 288,733 | – | 2,023 | 176,900 | 467,656 |
| 本年度虧損淨額 | – | – | – | (27,189) | (27,189) |
| **於二零零二年十二月三十一日** | **288,733** | **-** | **2,023** | **149,711** | **440,467** |

累計溢利包括過往年度向Jinhui Shipping出售若干附屬公司之溢利32,220,000港元。由於該溢利並非公司條例第79B(2)條所界定之已變現溢利，故不可分派予股東。於結算日，本公司可分派予股東之儲備為117,491,000港元(二零零一年：144,680,000港元)。

## 24. 綜合現金流量表附註

### (a) 經營業務所得之現金

| | 本集團 | |
|---|---|---|
| | **二零零二年** | 二零零一年 |
| | *千港元* | *千港元* |
| 除稅前虧損 | **(105,427)** | (5,864) |
| 折舊及攤銷 | **68,203** | 56,627 |
| 利息收入 | **(6,113)** | (18,147) |
| 利息開支 | **22,250** | 24,454 |
| 短期投資之股息收入 | **(1,683)** | (653) |
| 股息及投資收入(包括路費) | **(12,333)** | (10,980) |
| 應佔聯營公司業績 | **–** | 133 |
| 出售/撇銷固定資產(除投資物業外)所得虧損 | **4,699** | 483 |
| 出售投資物業所得虧損 | **860** | 385 |
| 出售附屬公司及聯營公司所得虧損 | **–** | 176 |
| 終止收費公路投資項目所得收益 | **(4,222)** | – |
| 其他投資減值虧損撥備 | **114** | 11,700 |
| 固定資產減值虧損撥備 | **12,661** | 56,597 |
| 投資物業之重估虧絀 | **2,000** | 500 |
| 呆壞賬撥備(撥備撥回) | **1,980** | (8,249) |
| 應收索償撥備 | **30,200** | – |
| 索償撥備撥回 | **–** | (5,460) |
| 進塢開支(遞延)撇銷淨額 | **(562)** | 3,520 |
| 滙率變動之影響 | **20,985** | (33,732) |
| 營運資金之變動: | | |
| 存貨 | **(10,420)** | 6,597 |
| 短期投資 | **(1,982)** | 55,864 |
| 應收貿易賬項 | **9,170** | 24,092 |
| 預付款項、按金及其他應收賬項 | **2,784** | 28,230 |
| 應付貿易賬項 | **(11,449)** | (23,274) |
| 應計費用及其他應付賬項 | **(1,458)** | 10,348 |
| **經營業務所得之現金** | **20,257** | 173,347 |

## 24. 綜合現金流量表附註 *(續)*

### (b) 出售附屬公司之影響概要

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 出售資產淨值： | | |
| 固定資產 | – | 2,139 |
| 其他投資 | **1,000** | – |
| 預付款項、按金及其他應收賬項 | – | 58 |
| 應計費用及其他應付賬項 | – | (1,875) |
| | **1,000** | 322 |
| 出售附屬公司所得虧損 | – | (322) |
| 總代價，以現金支付 | **1,000** | – |

有關出售附屬公司之現金及現金等值項目流入淨額分析如下：

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 現金代價 | **1,000** | – |
| 所出售之現金及現金等值項目 | – | – |
| 現金及現金等值項目流入淨額 | **1,000** | – |

### (c) 現金及現金等值項目結存之分析

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>*千港元* | 二零零一年<br>*千港元* |
| 銀行結存及現金 | **85,974** | 207,626 |
| 有抵押銀行透支 | **(37,107)** | (47,519) |
| | **48,867** | 160,107 |

## 25. 遞延稅項

本集團因無法確定於可預見未來動用現有之稅務虧損以抵銷日後溢利，故在財務報告上未有確認該項潛在遞延稅項資產。

於結算日，尚未撥備之遞延稅項（資產）負債主要組成部份如下：

| | 本集團 | |
|---|---|---|
| | **二零零二年**<br>***千港元*** | 二零零一年<br>*千港元* |
| 折舊超逾有關免稅額之差額 | **(4,986)** | – |
| 免稅額超逾有關折舊之差額 | **–** | 1,859 |
| 結轉稅務虧損 | **(58,063)** | (50,408) |
| | **(63,049)** | (48,549) |

## 26. 資產抵押

於結算日，本集團有若干信貸融資以下列各項目作為擔保：

(a) 本集團賬面淨值總額為1,154,813,000港元（二零零一年：891,533,000港元）之投資物業、租約土地與樓宇及機動船舶與修葺之法定抵押；

(b) 本集團於銀行合共30,470,000港元（二零零一年：7,369,000港元）之存款；

(c) 本集團存於銀行公平價值合共21,399,000港元（二零零一年：19,000,000港元）之短期證券投資；

(d) 本公司屬下七間（二零零一年：八間）擁有船舶附屬公司之股份之法定抵押；及

(e) 與銀行訂立轉讓協議，將七間（二零零一年：七間）擁有船舶附屬公司之租船合約收入轉讓予銀行。

## 27. 承擔

**(a) 資本支出承擔**

於結算日，本集團並無作出重大資本支出承擔。於二零零一年十二月三十一日，本集團就三艘新造散裝乾貨船舶作出資本支出承擔。該等船舶之總購買價約為494,910,000港元，而已訂立合約但未撥備之總金額(扣除已付訂金)則約為395,226,000港元。

**(b) 經營租約承擔(作為承租人)**

於結算日，根據不可撤銷之經營租約，本集團須於以下各期間支付之未來最低租賃付款總額如下：

| | 本集團 | |
|---|---|---|
| | 二零零二年<br>千港元 | 二零零一年<br>千港元 |
| 一年內： | | |
| 土地及樓宇 | **1,091** | 1,715 |
| 期租租船合約 | **190,141** | 189,807 |
| | **191,232** | 191,522 |
| 一年後但於五年內： | | |
| 土地及樓宇 | **42** | 1,133 |
| 期租租船合約 | **219,387** | 385,355 |
| | **219,429** | 386,488 |
| | **410,661** | 578,010 |

## 27. 承擔 *(續)*

**(c) 經營租約承擔（作為出租人）**

於結算日，根據不可撤銷之經營租約，本集團將於以下各期間收取之未來最低租賃付款總額如下：

| | 本集團 | |
|---|---|---|
| | **二零零二年** *千港元* | 二零零一年 *千港元* |
| 一年內： | | |
| 土地及樓宇 | **289** | 1,011 |
| 期租租船合約 | **152,860** | 51,005 |
| | **153,149** | 52,016 |
| 一年後但於五年內： | | |
| 土地及樓宇 | **–** | 276 |
| 期租租船合約 | **48,542** | – |
| | **48,542** | 276 |
| | **201,691** | 52,292 |

*截至二零零二年十二月三十一日止年度*

## 28. 分部資料

**(a) (i)** 二零零二年按業務分析之綜合損益表

| | 運費及船租 千港元 | 貿易 千港元 | 在中國之投資 千港元 | 其他業務 千港元 | 總額 千港元 |
|---|---|---|---|---|---|
| **營業額** | **543,641** | **209,098** | **3,440** | **–** | **756,179** |
| 其他經營收入 | **40,658** | **2,314** | **10,608** | **1,279** | **54,859** |
| | **584,299** | **211,412** | **14,048** | **1,279** | **811,038** |
| 經營開支 | **(521,074)** | **(205,750)** | **(10,071)** | **(10,057)** | **(746,952)** |
| 其他(開支)收入淨額 | **(5,287)** | **(15)** | **4,216** | **(84,087)** | **(85,173)** |
| 折舊及攤銷 | **(61,158)** | **(495)** | **(3,339)** | **(3,211)** | **(68,203)** |
| **經營(虧損)溢利** | **(3,220)** | **5,152** | **4,854** | **(96,076)** | **(89,290)** |
| 固定資產減值虧損撥備 | **–** | **–** | **–** | **–** | **–** |
| 應佔聯營公司業績 | **–** | **–** | **–** | **–** | **–** |
| | **(3,220)** | **5,152** | **4,854** | **(96,076)** | **(89,290)** |
| 利息收入 | | | | | **6,113** |
| 利息開支 | | | | | **(22,250)** |
| **除稅前虧損** | | | | | **(105,427)** |
| 稅項 | | | | | **(667)** |
| **日常業務之除稅後虧損** | | | | | **(106,094)** |
| 少數股東權益 | | | | | **43,755** |
| **本年度虧損淨額** | | | | | **(62,339)** |

## 28. 分部資料(續)

### (a) (ii) 二零零一年按業務分析之綜合損益表

| | 運費及船租<br>千港元 | 貿易<br>千港元 | 在中國之投資<br>千港元 | 其他業務<br>千港元 | 總額<br>千港元 |
|---|---|---|---|---|---|
| 營業額 | 613,256 | 248,087 | 3,142 | – | 864,485 |
| 其他經營收入 | 57,719 | 7,376 | 8,470 | 1,437 | 75,002 |
| | 670,975 | 255,463 | 11,612 | 1,437 | 939,487 |
| 經營開支 | (612,336) | (244,229) | (11,471) | (11,492) | (879,528) |
| 其他(開支)收入淨額 | (323) | 146 | 65 | 53,953 | 53,841 |
| 折舊及攤銷 | (48,512) | (1,047) | (3,446) | (3,622) | (56,627) |
| 經營溢利(虧損) | 9,804 | 10,333 | (3,240) | 40,276 | 57,173 |
| 固定資產減值虧損撥備 | (46,562) | – | – | (10,035) | (56,597) |
| 應佔聯營公司業績 | – | (133) | – | – | (133) |
| | (36,758) | 10,200 | (3,240) | 30,241 | 443 |
| 利息收入 | | | | | 18,147 |
| 利息開支 | | | | | (24,454) |
| 除稅前虧損 | | | | | (5,864) |
| 稅項 | | | | | (325) |
| 日常業務之除稅後虧損 | | | | | (6,189) |
| 少數股東權益 | | | | | (12,267) |
| 本年度虧損淨額 | | | | | (18,456) |

(iii) 本集團之運費及船租業務遍佈全球，故不能歸納於任何特定之地域。年內，本集團貿易業務之營業額約90%(二零零一年：25%)源自香港，其餘則主要源自中國內地。於上述兩年內，本集團之其他業務包括物業投資、外滙交易及短期投資則主要位於香港。

## 28. 分部資料 *(續)*

**(b) (i)** 二零零二年按業務分析之綜合資產負債表

| | 運費及船租 千港元 | 貿易 千港元 | 在中國之投資 千港元 | 其他業務 千港元 | 總額 千港元 |
|---|---|---|---|---|---|
| *分配資產* | | | | | |
| 固定資產 | **1,281,936** | **1,307** | **361** | **104,226** | **1,387,830** |
| 無形資產 | **–** | **–** | **–** | **134** | **134** |
| 佔聯營公司之權益 | **–** | **(28)** | **–** | **–** | **(28)** |
| 其他投資 | **–** | **–** | **32,910** | **7,410** | **40,320** |
| 其他非流動資產 | **4,188** | **22,000** | **–** | **–** | **26,188** |
| 流動資產 | **26,950** | **92,535** | **876** | **35,989** | **156,350** |
| 分部資產總值 | **1,313,074** | **115,814** | **34,147** | **147,759** | **1,610,794** |
| *不予分配資產* | | | | | |
| 已抵押存款 | | | | | **30,470** |
| 銀行結存及現金 | | | | | **85,974** |
| 資產總值 | | | | | **1,727,238** |
| *分配負債* | | | | | |
| 分部負債總值 | **797,258** | **47,302** | **2,295** | **46,883** | **893,738** |
| *不予分配負債* | | | | | |
| 有抵押銀行透支 | | | | | **37,107** |
| 負債總值 | | | | | **930,845** |
| 年內產生之資本開支 | **407,577** | **463** | **10** | **686** | **408,736** |

## 28. 分部資料 *(續)*

### (b) (ii) 二零零一年按業務分析之綜合資產負債表

| | 運費及船租 | 貿易 | 在中國之投資 | 其他業務 | 總額 |
|---|---|---|---|---|---|
| | *千港元* | *千港元* | *千港元* | *千港元* | *千港元* |
| *分配資產* | | | | | |
| 固定資產 | 988,874 | 1,353 | 411 | 122,141 | 1,112,779 |
| 無形資產 | – | – | – | 148 | 148 |
| 佔聯營公司之權益 | – | (28) | – | – | (28) |
| 其他投資 | – | – | 45,627 | 8,524 | 54,151 |
| 其他非流動資產 | 3,626 | – | – | – | 3,626 |
| 流動資產 | 30,500 | 114,104 | 1,624 | 63,969 | 210,197 |
| 分部資產總值 | 1,023,000 | 115,429 | 47,662 | 194,782 | 1,380,873 |
| *不予分配資產* | | | | | |
| 已抵押存款 | | | | | 7,369 |
| 銀行結存及現金 | | | | | 207,626 |
| 資產總值 | | | | | 1,595,868 |
| *分配負債* | | | | | |
| 分部負債總值 | 552,701 | 46,213 | 2,065 | 44,891 | 645,870 |
| *不予分配負債* | | | | | |
| 有抵押銀行透支 | | | | | 47,519 |
| 負債總值 | | | | | 693,389 |
| 年內產生之資本開支 | 314,231 | 1,182 | 11 | 4,568 | 319,992 |

## 29. 或然負債

於結算日，尚未在財務報告上撥備之或然負債如下：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **二零零二年** | 二零零一年 | **二零零二年** | 二零零一年 |
| | ***千港元*** | *千港元* | ***千港元*** | *千港元* |
| 就附屬公司獲授之<br>　銀行融資而提供之擔保 | **–** | – | **114,070** | 114,070 |
| 其他擔保 | **293** | 486 | **–** | – |
| | **293** | 486 | **114,070** | 114,070 |

多間銀行授予若干附屬公司之銀行融資乃由本公司擔保。於結算日，已動用之融資金額為52,693,000港元（二零零一年：55,527,000港元）。

## 30. 退休福利計劃

本集團設有定額供款退休金計劃及強制性公積金計劃，所有合資格僱員均可選擇參與其中一個計劃。該等計劃之資產交由獨立信託人管理，與本集團之資產分開持有。所支出之退休金成本即本集團根據該等計劃規定之比率應付予基金之供款。

僱員乃根據計劃所載之供款百分比收取定額供款退休金計劃之供款。倘僱員於全數完成供款前退出該計劃，則本集團應付之供款將按已沒收供款之數額相應作出扣減。另一方面，本集團於強制性公積金計劃之供款一經支付，即全屬僱員所有，即使僱員退出強制性公積金計劃，本集團亦無可沒收供款。

本集團於本年度自損益表扣除之退休福利計劃供款為1,485,000港元（二零零一年：975,000港元），已扣除因僱員退出定額供款退休金計劃而沒收之供款345,000港元（二零零一年：1,190,000港元）。

## 31. 董事之合約權益

Vintage Investments Limited(「Vintage」)於一九九九年九月二十八日與Jinhui Shipping訂立顧問協議;據此,Vintage同意向Jinhui Shipping提供顧問服務,代價為每季2,500英鎊(約30,000港元)及由Vintage承擔顧問服務之任何計劃之總值不超過1%。該協議可以給予對方30日通知而終止。

蘇永雄先生為Vintage之股東兼董事。根據協議,本年度已支付顧問費用10,000英鎊(約117,000港元)(二零零一年:10,000英鎊)。

除上文所披露者外,各董事概無與本集團任何成員公司訂立不可於一年內免付補償(法定補償除外)而終止之服務合約。

## 32. 結算日後事項

於結算日後,董事建議進行股份合併,將本公司股本中每10股每股面值0.10港元之已發行及未發行現有股份合併為1股每股面值1.00港元之合併股份(「股份合併」)。本公司將於二零零三年五月三十日召開股東週年大會以批准多項決議案,包括關於股份合併建議之普通決議案。

## 33. 最終控股公司

董事會認為最終控股公司乃於英屬處女群島註冊成立之Fairline Consultants Limited。

## 34. 比較數字

本集團於本年度採納經修訂之會計實務準則第15號《現金流量表》,該項會計實務準則規定須將現金流量之呈報資料按經營業務、投資及融資活動分類。比較數字已重新分類,以達致一致呈報方式。

## 35. 主要附屬公司

| 名稱 | 已發行及已繳股本 | 應佔股本權益 | 主要業務 | 營業地點 |
|---|---|---|---|---|
| 於百慕達註冊成立 | | | | |
| Jinhui MetCoke Limited | 12,000股每股面值1美元普通股 | 50.9% | 投資控股 | 全球 |
| #Jinhui Shipping and Transportation Limited | 98,428,341股每股面值0.05美元普通股 | 50.9% | 投資控股 | 全球 |
| 於英屬處女群島註冊成立 | | | | |
| Advance Rich Limited | 1股每股面值1美元股份 | 50.9% | 投資 | 全球 |
| Jin Hui Shipping Inc. | 50,000股每股面值1美元股份 | 50.9% | 投資控股 | 全球 |
| Jinhui Investments Limited | 1股每股面值1美元股份 | 50.9% | 投資控股 | 全球 |
| Jinhui Transportation Inc. | 1,000股每股面值1美元股份 | 50.9% | 投資控股 | 全球 |
| #Pantow Profits Limited | 60,000股每股面值1美元股份 | 100% | 投資控股 | 全球 |
| Yee Lee Technology Company Limited | 4,000,000股每股面值1港元股份 | 75% | 投資控股 | 香港 |
| 於香港註冊成立 | | | | |
| 嘉霸有限公司 | 2股每股面值1港元股份 | 100% | 物業投資 | 香港 |
| 輝迅有限公司 | 2股每股面值1港元股份 | 100% | 物業投資 | 香港 |
| 訊暉國際有限公司 | 2股每股面值1港元股份 | 50.9% | 物業投資 | 香港 |
| Fair Group International Limited | 10,000股每股面值1港元股份 | 100% | 物業投資 | 香港 |
| 華珠國際有限公司 | 5,000,000股每股面值1港元股份 | 50.9% | 船舶管理服務、船務代理及投資 | 香港 |
| #金輝(中國)投資有限公司 | 2股每股面值1港元股份 | 100% | 投資控股 | 香港及中國 |
| 啟勳投資有限公司 | 2股每股面值1港元股份 | 100% | 物業投資 | 香港 |
| 凌暉國際有限公司 | 2股每股面值1港元股份 | 100% | 物業投資 | 香港 |
| Monocosmic Limited | 10,000股每股面值1港元股份 | 50.9% | 物業投資 | 香港 |
| 洋輝國際有限公司 | 1,000股每股面值1港元股份 | 100% | 物業投資 | 香港 |
| 義利工業原料有限公司 | 50,000股每股面值100港元股份 | 75% | 化工產品貿易 | 香港 |

## 35. 主要附屬公司（續）

| 名稱 | 已發行及已繳股本 | 應佔股本權益 | 主要業務 | 營業地點 |
|---|---|---|---|---|
| **於利比里亞共和國註冊成立** | | | | |
| Galsworthy Limited | 1股每股面值1美元註冊股 | 50.9% | 船舶租賃 | 全球 |
| Goldbeam Shipping Inc. | 100股每股面值1美元註冊股 | 50.9% | 船舶租賃 | 全球 |
| Jinbi Shipping Ltd | 1股每股面值1美元註冊股 | 50.9% | 擁有船舶 | 全球 |
| Paxton Enterprises Limited | 500股每股面值1美元註冊股 | 50.9% | 船舶租賃 | 全球 |
| Wonder Enterprises Ltd | 500股每股面值1美元註冊股 | 50.9% | 船舶租賃 | 全球 |
| **於巴拿馬共和國註冊成立** | | | | |
| Jinan Marine Inc. | 2股每股面值1美元普通股 | 50.9% | 擁有船舶 | 全球 |
| Jinda Shipping Inc. | 2股每股面值1美元普通股 | 50.9% | 擁有船舶 | 全球 |
| Jinfeng Marine Inc. | 2股每股面值1美元普通股 | 50.9% | 擁有船舶 | 全球 |
| Jinhui Marine Inc. | 2股每股面值1美元普通股 | 50.9% | 擁有船舶 | 全球 |
| Jinkang Marine Inc. | 2股每股面值1美元普通股 | 50.9% | 擁有船舶 | 全球 |
| Jinli Marine Inc. | 2股每股面值1美元普通股 | 50.9% | 擁有船舶 | 全球 |
| Jinping Marine Inc. | 2股每股面值1美元普通股 | 50.9% | 擁有船舶 | 全球 |
| Jinsheng Marine Inc. | 2股每股面值1美元普通股 | 50.9% | 擁有船舶 | 全球 |
| Jinshun Shipping Inc. | 2股每股面值1美元普通股 | 50.9% | 擁有船舶 | 全球 |
| Jintai Marine Inc. | 2股每股面值1美元普通股 | 50.9% | 擁有船舶 | 全球 |
| Rimpacific Navigation Inc. | 2股每股面值1美元普通股 | 50.9% | 投資 | 全球 |
| **於美國德拉瓦州註冊成立** | | | | |
| Jinhui Shipping (USA) Inc. | 500股每股面值1美元股份 | 50.9% | 船務代理 | 美國 |

# 此等為本公司之直接附屬公司，所有其他公司則為間接附屬公司。